SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Semele Group, Inc.
(Name of Subject Company (issuer))

Gary D. Engle (Offeror and Affiliate of Issuer)
James A. Coyne (Offeror and Affiliate of Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 par value per share
(Title of Class of Securities)

8166 18 201
(CUSIP Number of Class of Securities)

James A. Coyne
200 Nyala Farms
Westport, CT 06880
(203) 301-0555
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Richard F. Langan, Jr., Esq.
Nixon Peabody LLP
437 Madison Avenue
New York, New York 10022
(212) 940-3000
Calculation of Filing Fee
n/a	n/a

 ☐   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
 ☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒   third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.

July 29, 2004

Dear Shareholder of Semele Group, Inc.:

Enclosed you will find information regarding an offer to purchase the outstanding shares of common stock of Semele Group, Inc. The offer is made by the undersigned. The offer expires on September 28, 2004 at 12:00 Midnight, New York City Time.

As you may know, on June 29, 2004, the requisite number of shareholders of Semele Group, Inc. voted to amend the Company’s certificate of Incorporation, as amended, to effect a 1-for-4,001 reverse stock split followed immediately by a 4,001-for-1 forward stock split of the Company’s outstanding common stock. As a result of the reverse split, each share of the Company's common stock held by a shareholder owning 4,000 or less shares immediately before the effective time of the reverse split was converted into the right to receive from the Company $1.40 in cash, without interest.

The remaining Shareholders owning 4,001 or more shares prior to the reverse split own the same number of shares of common stock after completion of the split.

The reverse split, and related cash purchase by the Company of shares had the effect of taking the Company private.

The purpose of this letter is to inform the unaffiliated shareholders of the Company of Messrs. Gary D. Engle and James A. Coyne’s commencement of a tender offer to purchase the remaining outstanding shares of common stock of the Company not otherwise owned by Messrs. Engle and Coyne or their affiliates at a purchase price of $1.40 per share.
Please read the enclosed disclosure information that provides the necessary background and terms of the tender offer as required by the U.S. Securities and Exchange Commission.

If you elect to tender your shares, please follow the enclosed instructions with due care.

Sincerely yours,

/s/ Gary D. Engle
Gary D. Engle

/s/ James A. Coyne
James A. Coyne

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

            Date:   July 29, 2004

                       /s/ James A. Coyne
                       James A. Coyne, individually

                       /s/ Gary D. Engle
                       Gary D. Engle, individually

                                                                            EXHIBITS

Exhibit
Number   Description

(a)(1)(i)         Semele Group Tender Offer Disclosure Statement
(a)(1)(ii)        Letter of Transmittal Semele
(a)(1)(iii)       Notice of Guarantee Delivery
(a)(1)(iv)       Semele Tender Offer Letter to Dealers
(a)(1)(v)        Letter to Dealers' Clients
(a)(1)(vi)       Semele W-9 Guidelines

EXHIBIT (a)(1)(i)

OFFER TO PURCHASE FOR CASH

ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK

OF

SEMELE GROUP, INC.

AT $1.40 PER SHARE OF COMMON STOCK

BY

GARY D. ENGLE

AND

JAMES A. COYNE

THIS OFFER TO PURCHASE AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 28, 2004, UNLESS THIS OFFER IS EXTENDED AT THE DISCRETION OF MESSRS. GARY D. ENGLE AND JAMES A. COYNE.

THIS OFFER TO PURCHASE ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK OF SEMELE GROUP, INC. IS BEING MADE PURSUANT TO THE TERMS OF AN AGREEMENT, DATED AS OF JANUARY 14, 2004, AMONG SEMELE GROUP, INC. AND MESSRS. GARY D. ENGLE AND JAMES A. COYNE. THIS OFFER TO PURCHASE MAY BE TERMINATED UPON, AMONG OTHER THINGS: (I) ANY INSTITUTED OR PENDING ACTION OR PROCEEDING BEFORE ANY DOMESTIC COURT, GOVERNMENT OR GOVERNMENTAL ENTITY, OTHER THAN BY THE COMPANY, A SHAREHOLDER OF THE COMPANY OR ANY PERSON AFFILIATED WITH THE COMPANY, (A) CHALLENGING OR SEEKING TO MAKE ILLEGAL, TO DELAY MATERIALLY OR OTHERWISE TO RESTRAIN OR PROHIBIT THE MAKING OF THIS OFFER TO PURCHASE, THE ACCEPTANCE FOR PAYMENT OF OR PAYMENT FOR SOME OF OR ALL THE SHARES BY US OR THE CONSUMMATION OF THE REVERSE STOCK SPLIT, (B) SEEKING TO PROHIBIT OR IMPOSE MATERIAL LIMITATIONS ON OUR ABILITY TO EFFECTIVELY EXERCISE FULL RIGHTS OF OWNERSHIP OF OUR SHARES OF COMMON STOCK OF THE COMPANY OR SEEKING TO PROHIBIT US FROM EFFECTIVELY CONTROLLING IN ANY MATERIAL RESPECT THE BUSINESS AND OPERATIONS OF THE COMPANY, (C) SEEKING TO REQUIRE DIVESTITURE OF ANY OF OUR SHARES OF COMMON STOCK OF THE COMPANY OR SEEKING TO OBTAIN FROM THE COMPANY OR US, BY REASON OF ANY OF THE TRANSACTIONS CONTEMPLATED BY THE AGREEMENT ANY DAMAGES THAT ARE MATERIAL TO US OR THE COMPANY, OR (D) THAT OTHERWISE, IN OUR REASONABLE JUDGMENT, IS LIKELY TO MATERIALLY ADVERSELY AFFECT US OR THE COMPANY, PROVIDED THAT, IN ANY SUCH CASE, WE SHALL HAVE USED OUR COMMERCIALLY REASONABLE EFFORTS TO DEFEAT OR HAVE VACATED SUCH ACTION OR PROCEEDING AND SHALL HAVE FAILED TO DO SO; (II) ANY ACTION TAKEN, OR ANY STATUTE, RULE, REGULATION, INJUNCTION, INTERPRETATION, JUDGMENT, ORDER OR DECREE ENACTED, ENFORCED, PROMULGATED, ISSUED OR DEEMED APPLICABLE TO US, THE COMPANY, THIS OFFER TO PURCHASE OR THE REVERSE STOCK SPLIT, BY ANY COURT, GOVERNMENT OR GOVERNMENTAL ENTITY; (III) THE COMPANY SHALL HAVE BREACHED OR FAILED TO PERFORM IN ANY MATERIAL RESPECT ANY OF ITS COVENANTS OR AGREEMENTS UNDER THE AGREEMENT WITH THE COMPANY, OR ANY OF THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY SET FORTH IN THE AGREEMENT SHALL NOT BE TRUE AND CORRECT; OR (IV) A TENDER OFFER OR EXCHANGE OFFER FOR MORE THAN 50% OF THE ISSUED AND OUTSTANDING SHARES OF THE COMMON STOCK OF THE COMPANY SHALL HAVE BEEN MADE OR PUBLICLY PROPOSED BY A THIRD PARTY FOR A PRICE IN EXCESS OF $1.40. THIS OFFER TO PURCHASE IS ALSO SUBJECT TO OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE ARTICLE XII HEREIN, WHICH SETS FORTH IN FULL THE CONDITIONS TO THIS OFFER.

IMPORTANT

Any shareholder desiring to tender all or any portion of such shareholder’s Company Common Stock should either (i) complete and sign the accompanying Letter of Transmittal (or manually signed facsimile thereof) in accordance with the instructions thereto (including any required signature guarantees) and mail or deliver it together with the certificates evidencing tendered Company Common Stock, and any other required documents, to Mr. Coyne; (ii) follow the procedure for book-entry transfer described in Article III; or (iii) request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Any shareholder whose Company Common Stock is registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Company Common Stock.

Any shareholder who desires to tender his, her or its shares of Company Common Stock and whose certificates for such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such shares by following the procedure for guaranteed delivery set forth in Article III.

Questions or requests for assistance may be directed to The Altman Group, Inc., as Information Agent for this Offer, at 1275 Valley Brook Avenue, Lyndhurst, New Jersey 07071, (866) 467-7699. Additional copies of this Offer to Purchase, Letter of Transmittal and related documents may be obtained from the Information Agent.

	TABLE OF CONTENTS

	SUMMARY TERM SHEET	1

	INTRODUCTION	4

I.	TERMS OF THE OFFER	5

II.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR COMPANY COMMON STOCK	5

III.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING COMPANY COMMON STOCK	6

IV.	WITHDRAWAL RIGHTS	9

V.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES	10

VI.	PRICE RANGE OF COMPANY COMMON STOCK	11

VII.	INFORMATION ABOUT THE COMPANY	12

VIII.	INFORMATION REGARDING THE PURCHASERS AND THE OFFERORS	13

IX.	FINANCING OF THE OFFER TO PURCHASE	14

X.	BACKGROUND; PAST TRANSACTIONS AND SIGNIFICANT CORPORATE EVENTS	14

XI.	PURPOSE OF THE OFFER	16

XII.	CONDITIONS OF THE OFFER	16

XIII.	CERTAIN LEGAL MATTERS AND REGULATORY APPROVAL	17

XIV.	FEES AND EXPENSES	19

XV.	MISCELLANEOUS	20

APPENDIX A

APPENDIX B

SUMMARY TERM SHEET
This summary term sheet highlights some of the questions that you, as a shareholder of Semele Group, Inc. may have and our answers to those questions. To better understand this Offer to Purchase and for a complete description of the terms of this Offer to Purchase, you should read this entire Offer to Purchase and the accompanying Letter of Transmittal carefully. Questions or requests for assistance may be directed to The Altman Group, Inc., as Information Agent for this Offer, at 1275 Valley Brook Avenue, Lyndhurst, New Jersey 07071, (866) 467-7699.

WHO IS OFFERING TO BUY MY SECURITIES?

•   Mr. Gary D. Engle, the Company's Chief Executive Officer and Chairman of the Board, and Mr. James A. Coyne, the Company's President and Chief Operating Officer, are offering to purchase the remaining outstanding shares of common stock of the Company not owned by Messrs. Engle and Coyne or their affiliates at a purchase price of $1.40 per share in cash and without interest.

IS THIS OFFERING RELATED TO THE GOING PRIVATE TRANSACTION?

•   Yes, as you may be aware, on June 29, 2004, the requisite number of shareholders of the Company voted to amend the Company’s Certificate of Incorporation, as amended, to effect a 1-for-4,001 reverse stock split followed immediately by a 4,001-for-1 forward stock split of the Company’s outstanding common stock. On July 8, 2004, the Company filed the necessary amendments to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the split. On July 9, 2004, the Company filed for termination of registration of Company Common Stock under the Securities and Exchange Act of 1934, as amended. As a result of the reverse split each share of the Company's Common Stock held by an unaffiliated shareholder owning 4,000 or less shares immediately before the effective time of the reverse split was converted into the right to receive from the Company $1.40 in cash, without interest. Shareholders owning 4,001 or more shares prior to the reverse split own the same number of shares of Company Common Stock after completion of the split. The reverse split, and related cash purchase by the Company of shares had the effect of taking the Company private.

•   Now that the going private transaction is complete, this Offer to Purchase provides liquidity to the remaining shareholders of the Company who are not affiliated with Messrs. Engle and Coyne. Pursuant to the terms and conditions of this Offer to Purchase, each unaffiliated shareholder may tender his, her or its Company Common Stock for the purchase price of $1.40 per share, in cash and without interest. As a result, the unaffiliated shareholder who tenders his, her or its shares of Company Common Stock will receive the same $1.40 purchase price that was provided to unaffiliated shareholders who owned 4,000 or less shares of Company Common Stock as a result of the stock split.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THIS OFFER?

•   This Offer to Purchase may be terminated upon the occurrence of, among other things:

▪   Any instituted or pending action or proceeding before any domestic court, government or governmental entity, other than by the Company, a shareholder of the Company or any person affiliated with the Company, (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the making of this Offer to Purchase, the acceptance for payment of or payment for some of or all the shares by us or the consummation of the reverse stock split, (ii) seeking to prohibit or impose material limitations on our ability to effectively exercise full rights of ownership of our shares of common stock of the Company or seeking to prohibit us from effectively controlling in any material respect the business and operations of the Company, (iii) seeking to require divestiture of any of our shares of common stock of the Company or seeking to obtain from the Company or us, by reason of any of the transactions contemplated by our agreement with the Company, dated as of January 14, 2004, any damages that are material to us or the Company, or (iv) that otherwise, in our reasonable judgment, is likely to materially adversely affect us or the Company, provided that, in any such case, we shall have used our commercially reasonable efforts to defeat or have vacated such action or proceeding and shall have failed to do so.

▪   Any action taken, or any statute, rule, regulation, injunction, interpretation, judgment, order or decree enacted, enforced, promulgated, issued or deemed applicable to us, the Company, this Offer to Purchase or the reverse stock split, by any court, government or governmental entity.

▪   The Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the agreement with the Company, or any of the representations and warranties of the Company set forth in such agreement shall not be true and correct.

▪   A tender offer or exchange offer for more than 50% of the issued and outstanding shares of the common stock of the Company shall have been made or publicly proposed by a third party for a price in excess of $1.40.

•   This Offer is also subject to other termination conditions contained in this Offer to Purchase. See Article XII, which sets forth in full the termination conditions of this Offer.

DO YOU HAVE FINANCIAL RESOURCES TO MAKE PAYMENT?

•   We have sufficient funds available to purchase all of the outstanding shares of common stock of the Company that we do not already own. Our obligation to purchase the shares is not conditioned upon our receipt of financing.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THIS OFFER?

•   You will have at least until 12:00 Midnight, New York City Time, on Tuesday, September 28, 2004, to tender your shares in this Offer to Purchase.

CAN THE OFFER BE EXTENDED?

•   We may extend this Offer at our discretion.

HOW DO I TENDER?

•   To tender your shares in this Offer to Purchase, you must complete and sign the accompanying Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) in accordance with the instructions thereto and mail or deliver it together with your share certificates, and any other required documents, prior to the expiration of the Offer, to Mr. Coyne c/o Semele Group, Inc. at the address listed in the Letter of Transmittal. If your broker holds your shares of Company Common Stock for you in “street name” then you must instruct your broker to tender your shares on your behalf. If you cannot comply with these procedures, you still may be able to tender your shares by using the guaranteed delivery procedures described in Article III herein.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•   You may withdraw previously tendered shares any time prior to the expiration of this Offer to Purchase (or such later date as may apply if we extend this Offer). See Article IV herein.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•   To withdraw previously tendered shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Company while you still have the right to withdraw. If you tendered shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange the withdrawal of your shares. See Article IV herein.

WHAT DOES THE BOARD OF DIRECTORS OF SEMELE GROUP, INC. THINK OF THIS OFFER?

•   The special committee of the Company’s Board of Directors authorized and approved the agreement among the Company and Messrs. Engle and Coyne that provides the framework of the going private transaction and the terms of this Offer to Purchase. This agreement is attached to this Offer to Purchase as Appendix A.

WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES?

•   In general, based upon existing federal income tax law, if you receive cash in exchange for your shares of common stock as a result of this Offer to Purchase, you will recognize a capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted basis in the surrendered shares. The treatment of the gain or loss as short-term or long-term capital gain or loss depends on the period you held your shares of Company Common Stock. WE STRONGLY RECOMMEND THAT SHAREHOLDERS CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX EFFECTS OF THE SPLIT IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES. See Article V herein.

IF I DECIDE NOT TO TENDER, HOW WILL THIS OFFER AFFECT MY SHARES?

•   If you decide not to tender your Company Common Stock, you will remain a shareholder of the Company.

WITH WHOM MAY I TALK TO IF I HAVE QUESTIONS ABOUT THIS OFFER?

•   If you have any questions about this Offer, please contact our Information Agent, The Altman Group, Inc., 1275 Valley Brook Avenue, Lyndhurst, NJ 07071, (866) 467-7699.

INTRODUCTION

To All Unaffiliated Holders of Common Stock of Semele Group, Inc.:

On May 5, 2003, we submitted a proposal to the Company, to acquire substantially all of the Company’s outstanding shares of common stock not already owned by us for $1.20 per share. The Company has not received any additional offers to purchase its assets, business, or shares since our initial offer. The Company’s board of directors formed a special committee consisting of its independent directors and it granted the special committee the authority to evaluate and negotiate our proposal on behalf of the entire board. Following negotiations with the special committee, we agreed to increase the purchase price to $1.40 per share, provided that the Company first split the stock to reduce the number of holders that we would have to contact regarding this Offer to Purchase and ensuring that the Company would not be subject to the reporting obligations imposed by the Securities and Exchange Act of 1934, as amended, regardless of the outcome of this Offer to Purchase.

On August 4, 2003, the special committee engaged Duff & Phelps, LLC, an independent investment banking firm, to assist the special committee and to render an opinion regarding the fairness of the going private transaction and the proposed tender offer. Founded in 1932, Duff & Phelps is one of the leading middle market investment banking and independent financial advisory firms in the United States. Duff & Phelps has significant expertise and experience in fairness opinions, business valuations, solvency opinions, structuring ESOP/ERISA transactions, and buy-side and sell-side merger and acquisition advisory services. Headquartered in Chicago, Duff & Phelps has offices in New York, Los Angeles, and Seattle. Each year, Duff & Phelps renders approximately 400 opinions, including fairness opinions, business valuation opinions, solvency opinions, tax-related financial opinions, and other financial opinions.

The special committee asked Duff & Phelps to, among other things, render an opinion, from a financial point of view, of the fairness of the price offered to shareholders in the split and the fairness of the price issued in this Offer to Purchase. Duff & Phelps delivered an opinion to the special committee that the $1.40 per share to be received by the shareholders being cashed-out as a result of the split is fair to such shareholders from a financial point of view and the $1.40 to be received if you tender your shares in this Offer to Purchase is fair from a financial point of view.

The full text of the written opinion of Duff & Phelps is attached to this Offer to Purchase as Appendix B.

The $1.40 per share cash consideration represents a 54% premium over the $0.91 per share closing price for the Company Common Stock on May 2, 2003, the last day of trading prior to the Company announcing that it had received the proposal from us to acquire all of its outstanding shares, a 13% premium over the $1.24 average trading price for the 12-month period prior to announcing that the Company had received the proposal from us, a 54% premium over the 1-week average trading price for the Company Common Stock for the 1-week period prior to announcing that it had received the proposal from us, and a 51% premium over the 1-month average trading price for the Company Common Stock for the 1-month period prior to announcing that it had received the proposal from us. The closing price for the Company Common Stock on April 30, 2004 was $1.05 per share. On July 9, 2004, the Company filed for termination of registration of Company Common Stock under the Securities and Exchange Act of 1934, as amended. The closing price of the Company Common Stock on July 12, 2004 was $1.26 per share. Further, the repurchase of shares as a result of the reverse split will not involve commissions or other transaction fees that would be charged if you sold shares on the open market.

As you may be aware, on June 29, 2004, the requisite number of shareholders of the Company voted to amend the Company’s Certificate of Incorporation, as amended, to effect a 1-for-4,001 reverse stock split followed immediately by a 4,001-for-1 forward stock split of the Company’s outstanding common stock. On July 8, 2004, the Company filed the necessary amendments to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the split. On July 9, 2004, the Company filed for termination of registration of Company Common Stock under the Securities and Exchange Act of 1934, as amended. As a result of the reverse split, each share of the Company's Common Stock held by a shareholder owning 4,000 or less shares immediately before the effective time of the reverse split was converted into the right to receive from the Company $1.40 in cash, without interest. Currently, you own the same number of shares that you owned prior to the reverse split.

The reverse split, and related cash purchase by the Company of shares had the effect of taking the Company private. On July 9, 2004, the Company filed for termination of registration of Company Common Stock under the Securities and Exchange Act of 1934, as amended. Once the termination becomes effective, the Company will avoid the expenses associated with being registered under the Securities and Exchange Act of 1934. The reverse stock split approved by the shareholders of the Company on June 29, 2004, only involved the purchase of the shares of the Company Common Stock held by unaffiliated shareholders holding 4,000 or less shares of the Company Common Stock and thus you did not have the opportunity to have your shares redeemed by the Company. We desire to offer all remaining unaffiliated shareholders the opportunity to liquidate their shares of Company Common Stock for the same $1.40 purchase price that was provided to unaffiliated shareholders who owned 4,000 or less shares of Company Common Stock pursuant to the stock split.

We hereby offer to purchase your shares of Company Common Stock that are issued and outstanding, for $1.40 per share, in cash and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and any amendments or supplements hereto or thereto. This Offer to Purchase is being made pursuant to an agreement we entered into with the Company on January 14, 2004 that contemplated the going private transaction as well as this Offer to Purchase.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH YOU SHOULD READ BEFORE MAKING ANY DECISION WITH RESPECT TO THIS OFFER TO PURCHASE.

I.    TERMS OF THIS OFFER

We are offering to purchase approximately 204,459 shares of Company Common Stock for the purchase price of $1.40 per share, in cash and without interest. This Offer to Purchase expires on September 28, 2004, unless extended at our discretion. Upon the terms and subject to the conditions of such extension of this Offer to Purchase (including if this Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment, purchase and pay for all Company Common Stock validly tendered (and not withdrawn in accordance with Article IV) on or prior to the expiration of this Offer to Purchase.

II.   ACCEPTANCE FOR PAYMENT AND PAYMENT FOR COMPANY COMMON STOCK

Upon the terms and subject to the conditions of this Offer to Purchase (including, if this Offer to Purchase is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment all Company Common Stock validly tendered (and not properly withdrawn in accordance with Article IV) prior to the expiration of this Offer to Purchase. We shall pay for all Company Common Stock validly tendered and not withdrawn promptly following the acceptance of such Company Common Stock for payment pursuant to this Offer to Purchase. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the U.S. Securities and Exchange Commission, we expressly reserve the right to delay payment for Company Common Stock in order to comply in whole or in part with applicable laws.

In all cases, payment for Company Common Stock tendered and accepted for payment pursuant to this Offer to Purchase will be made only after timely receipt by Mr. Coyne of (i) the certificates evidencing such Company Common Stock (or a confirmation of a book-entry transfer of such shares into our account at the Depository Trust Company, also known as the Book-Entry Transfer Facility) pursuant to the procedures set forth in Article III; (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed (including any required signature guarantees), or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal; and (iii) any other documents required under the Letter of Transmittal. An Agent’s Message is a message transmitted electronically by the Book-Entry Transfer Facility to, and received by us and that forms a part of a confirmation of the book-entry transfer. The Agent’s Message states that the Book-Entry Transfer Facility has received express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the shares, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

For purposes of this Offer to Purchase, we will be deemed to have accepted for payment (and thereby purchased) Company Common Stock validly tendered and not properly withdrawn as, if and when we give oral or written notice to you of our acceptance for payment of such Company Common Stock pursuant to this Offer to Purchase. Upon the terms and subject to the conditions of this Offer to Purchase, we will make payment for Company Common Stock accepted for payment pursuant to this Offer to Purchase to you if your Company Common Stock has been accepted for payment.

UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR COMPANY COMMON STOCK BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

If any shares of tendered Company Common Stock are not accepted for payment for any reason pursuant to the terms and conditions of this Offer to Purchase, or if share certificates are submitted evidencing more Company Common Stock than are tendered, share certificates evidencing unpurchased Company Common Stock will be returned, without expense to the tendering shareholder (or, in the case of shares tendered by book-entry transfer of such shares into our account at the Book-Entry Transfer Facility, pursuant to the procedures set forth in Article III, such shares shall be credited to an account maintained with the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of this Offer to Purchase.

III.   PROCEDURES FOR ACCEPTING THIS OFFER AND TENDERING COMPANY COMMON STOCK.

Valid Tender of Company Stock. In order for a holder of Company Common Stock validly to tender Company Common Stock pursuant to this Offer to Purchase, (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed (including any required signature guarantees), and the share certificates evidencing tendered Company Common Stock must be received by Mr. Coyne c/o Semele Group, Inc. at such address prior to the expiration of this Offer to Purchase; (ii) the shares of Company Common Stock must be delivered pursuant to the procedures for book-entry transfer described below (and confirmation of the book-entry transfer, including an Agent’s Message if the tendering shareholder has not delivered a Letter of Transmittal), prior to the expiration of the Offer; or (iii) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY MR. COYNE. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book Entry Delivery. We will establish accounts with respect to the Company Common Stock at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Company Common Stock by causing the Book-Entry Transfer Facility to transfer such Company Common Stock into our account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Company Common Stock may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed (including any signature guarantees), together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must in any case, be received by us prior to the expiration of the Offer to Purchase, or the tendering shareholder must comply with the guaranteed delivery procedures described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO US.

Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by an Eligible Institution. An Eligible Institution is a financial institution which is a member of the Security Transfer Agent Medallion Signature Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program, or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Securities and Exchange Act of 1934, as amended. Except in cases where shares of Company Common Stock are tendered and a Letter of Transmittal is submitted (i) by a registered holder of Company Common Stock who has not completed either the box entitled “Special Issuance and Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a share certificate is registered in the name of a shareholder other than the signer of the Letter of Transmittal, or if payment is to be made, or a share certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the share certificate(s) which are being tendered must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the share certificate, with the signature(s) on such share certificate or stock powers guaranteed by an Eligible Institution.

Guaranteed Delivery. If the tendering shareholder desires to tender Company Common Stock pursuant to this Offer to Purchase and such shareholder’s share certificates evidencing such Company Common Stock are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, or such shareholder cannot deliver the share certificates and all other required documents to us prior to the expiration of this Offer, such Company Common Stock may nevertheless be tendered provided that all the following conditions are satisfied:

(i)   Such tender is made by or through an Eligible Institution.

(ii)   A properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by us, prior to the expiration of this Offer; and

(iii)   The certificates for all tendered shares, in proper form for transfer (or a confirmation of a book-entry transfer of such shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by us within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The Nasdaq SmallCap Market is open for business.

The Notice of Guaranteed Delivery may be delivered by hand or mail or facsimile transmission to us and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Determination of Validity. ALL QUESTIONS AS TO THE FORM OF DOCUMENTS AND THE VALIDITY, FORM, ELIGIBILITY (INCLUDING TIME OF RECEIPT) AND ACCEPTANCE FOR PAYMENT OF ANY TENDER OF COMPANY COMMON STOCK WILL BE DETERMINED BY US OR OUR REPRESENTATIVES, IN OUR SOLE DISCRETION, WHICH DETERMINATION SHALL BE FINAL AND BINDING ON ALL PARTIES. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of this Offer to Purchase to the extent permitted by applicable law or any defect or irregularity in the tender of any Company Common Stock of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders.

NO TENDER OF COMPANY COMMON STOCK WILL BE DEEMED TO HAVE BEEN VALIDLY MADE UNTIL ALL DEFECTS AND IRREGULARITIES HAVE BEEN CURED OR WAIVED. WE ARE NOT UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN TENDERS OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION. IN ADDITION, NONE OF OUR AFFILIATES OR ASSIGNS, OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN TENDERS OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION. Our interpretation of the terms and conditions of this Offer to Purchase (including the Letter of Transmittal and the instructions thereto) will be final and binding.

A tender of Company Common Stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of this Offer to Purchase, as well as your representation and warranty to us that (i) you have the full power and authority to tender, sell, assign and transfer the tendered Company Common Stock (and any and all other Company Common Stock or other securities issued or issuable in respect of such Company Common Stock), and (ii) when the same are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

When we accept payment for the Company Common Stock pursuant to any of the procedures described above, it will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of this Offer to Purchase.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, you irrevocably appoint us as your agent, attorney-in-fact and proxy, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of your rights with respect to the Company Common Stock tendered by you and accepted by us (and with respect to any and all other Company Common Stock or other securities issued or issuable in respect of such Company Common Stock on or after the date of this Offer to Purchase). All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Company Common Stock. Such appointment will be effective when, and only to the extent that, we accept such Company Common Stock for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by you with respect to your tendered Company Common Stock (and all other Company Common Stock and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by you (and, if given or executed, will not be deemed to be effective) with respect thereto. We agree that we will, with respect to the Company Common Stock, for which the appointment is effective, be empowered to exercise all of your voting and other rights, as we in our sole discretion may deem proper at any annual or special meeting of the Company’s shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Company Common Stock to be deemed validly tendered, immediately upon our payment for such Company Common Stock, we must be able to exercise full voting rights with respect to such Company Common Stock (and such other Company Common Stock and securities).

IV.   WITHDRAWAL RIGHTS.

Tenders of Company Common Stock made pursuant to this Offer to Purchase are irrevocable except that such Company Common Stock may be withdrawn at any time prior to the expiration of this Offer (or such later date as may apply in case we extend this Offer to Purchase). If we extend this Offer to Purchase, or are delayed in our acceptance for payment of Company Common Stock or are unable to accept Company Common Stock for payment pursuant to this Offer to Purchase for any reason, then, without prejudice to our rights under this Offer to Purchase, we may, nevertheless, retain tendered Company Common Stock, and such Company Common Stock may not be withdrawn except to the extent that you are entitled to withdrawal rights as described in this Article IV, subject to Rule 14e-1(c) under the Securities and Exchange Act of 1934, as amended. Any such delay will be by an extension of this Offer to Purchase to the extent required by law.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by Mr. Coyne c/o Semele Group, Inc. at 200 Nyala Farms, Westport, Connecticut 06880 or (203) 341-9988. Any such notice of withdrawal must specify the name of the person who tendered the Company Common Stock to be withdrawn, the number of shares of Company Common Stock to be withdrawn and the name of the registered holder of such Company Common Stock, if different from that of the person who tendered such Company Common Stock. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares have been tendered for the account of any Eligible Institution. If such shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Article III, any notice of withdrawal must specify the name and number of the account the Book-Entry Transfer Facility to be credited with the withdrawn shares. If certificates for shares to be withdrawn have been delivered or otherwise identified to us, the name of the registered holder and the serial numbers of the particular certificates evidencing the shares to withdrawn must also be furnished to us at as aforesaid prior to the physical release of such certificates.

ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF ANY NOTICE OF WITHDRAWAL WILL BE DETERMINED BY US, IN OUR SOLE DISCRETION, AND OUR DETERMINATION WILL BE FINAL AND BINDING. WE WILL NOT, NOR WILL ANY OF OUR RESPECTIVE AFFILIATES OR ASSIGNS BE UNDER ANY DUTY TO GIVE ANY NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

Withdrawals of Company Common Stock may not be rescinded. Any Company Common Stock properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of this Offer to Purchase. However, withdrawn Company Common Stock may be re-tendered at any time prior to the expiration of this Offer to Purchase by following the procedures described in Article III.

V.    CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF TENDERING SHARES

The following is a general summary of certain United States federal income tax consequences of this Offer to Purchase to shareholders whose Company Common Stock is purchased pursuant to this Offer to Purchase. This information is not intended as tax advice to any person, and is not a comprehensive description of all of the tax consequences that may be relevant to shareholders of the Company. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended, applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, at any time. The following statements and conclusions, therefore, could be altered or modified. As set forth below, you are urged to consult your own financial and/or tax advisors.

The discussion does not consider shareholders, (i) in whose hands Company Common Stock is not a capital asset, (ii) who holds Company Common Stock as part of a hedge, "straddle," constructive sale or conversion or other risk reduction arrangement, (iii) who received Company Common Stock upon conversion of securities or exercise of warrants or other rights to acquire shares or pursuant to the exercise of employee stock options or otherwise as compensation or (iv) who hold restricted Company Common Stock received as compensation or (v) who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, United States expatriates or non-U.S. persons).

Furthermore, the discussion does not consider any aspect of state, local or foreign taxation or estate and gift taxation.

The United States federal income tax consequences set forth below are included for general informational purposes only and are based upon current law. The following summary does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of the Company. Because individual circumstances may differ, each shareholder should consult his, her or its own tax advisor to determine the applicability of the rules discussed below to their particular tax effects of this Offer to Purchase, including the application and effect of state, local and other tax laws.

   The receipt of cash for Company Common Stock pursuant to this Offer to Purchase will generally be a taxable transaction for United States federal income tax purposes and also may be a taxable transaction under applicable state, local, foreign and other income tax laws. In general, for United States federal income tax purposes, a shareholder who ceases to hold, either directly, indirectly or constructively, any such shares after this Offer to Purchase, will recognize gain or loss equal to the difference between the shareholder's adjusted tax basis in the Company Common Stock sold pursuant to this Offer to Purchase and the amount of cash received therefor. Gain or loss must be determined separately for each block of Company Common Stock (i.e., Company Common Stock acquired at the same cost in a single transaction) sold pursuant to this Offer to Purchase. If the Company Common Stock exchanged constitutes capital assets in the hands of the shareholder, gain or loss will generally be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Company Common Stock was held for more than one year on the date of sale and if held for one year or less they will be subject to tax at ordinary income tax rates. Certain limitations may apply on the deductibility of capital losses.

Payments in connection with this Offer to Purchase may be subject to "backup withholding" of U.S. federal income tax at a 28% rate. Backup withholding generally applies if a shareholder (a) fails to furnish his, her or its TIN, (b) furnishes an incorrect TIN, (c) fails properly to include a reportable interest or dividend payment on its United States federal income tax return or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is his, her or its correct number and that he, she or it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign shareholders if such foreign shareholders submit a statement, signed under penalties of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each shareholder should consult his, hers or its own tax advisor as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.
All shareholders who are United States persons surrendering Company Common Stock pursuant to this Offer to Purchase should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us). Non-corporate foreign shareholders should complete and sign the main signature form and Form W-8BEN or other applicable Form W-8, signed under penalties of perjury, attesting to that shareholder's exempt status (such forms can be obtained from the Company), in order to avoid backup withholding.

   THE INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO SHAREHOLDERS IN SPECIAL SITUATIONS SUCH AS SHAREHOLDERS WHO RECEIVED THEIR COMPANY COMMON STOCK UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION AND SHAREHOLDERS WHO ARE NOT UNITED STATES PERSONS. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THIS OFFER TO PURCHASE INCLUDING THE
APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

VI.   PRICE RANGE OF COMPANY COMMON STOCK

Prior to the going private transaction, the Company Common Stock was publicly traded in the over the counter market with the trading symbol of VSLF. During the last two years, the high and low prices have been:

	Year Ended December 31, 2004		Year Ended December 31, 2003		Year Ended December 31, 2002

	High	Low	High	Low	High	Low

First Quarter	1.25	0.78	1.09	0.90	--	--

Second Quarter	1.40	1.01	1.20	0.60	2.07	1.66

Third Quarter	--	--	1.30	0.60	1.70	1.50

Fourth Quarter	--	--	0.79	0.68	1.50	1.06

VII.   INFORMATION ABOUT THE COMPANY

General

Semele Group, Inc., a Delaware corporation, has its principal place of business located at 200 Nyala Farms, Westport, Connecticut 06880, (203) 341-0555. The Company is engaged in various real estate activities, including a residential property development located in Malibu, California and a minority interest investment in two ski resorts and a residential development community company located in Canada. The Company holds investments in other companies operating in niche financial markets, principally involving equipment management and equipment leasing.

Going Private Transaction

This Offer to Purchase is promptly following the going private transaction and will provide liquidity to unaffiliated shareholders who continue to hold Company Common Stock after the consummation of the stock split.

On June 29, 2004, the requisite number of shareholders of the Company voted to amend the Company’s Certificate of Incorporation, as amended, to effect a 1-for-4,001 reverse stock split followed immediately by a 4,001-for-1 forward stock split of the Company’s outstanding common stock. On July 8, 2004, the Company filed the necessary amendments to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the split. On July 9, 2004, the Company filed for termination of registration of Company Common Stock under the Securities and Exchange Act of 1934, as amended. As a result of the reverse split, each share of the Company's Common Stock held by an unaffiliated shareholder owning 4,000 or less shares immediately before the effective time of the reverse split was converted into the right to receive from the Company $1.40 in cash, without interest. The remaining unaffiliated shareholders owning 4,001 or more shares prior to the reverse split own the same number of shares of Company Common Stock after completion of the split. The reverse split, and related cash purchase by the Company of shares had the effect of taking the Company private.

Following the completion of the stock split and the Company’s July 9, 2004 filing with the U.S. Securities and Exchange Commission to terminate the registration of the Company Common Stock, Messrs. Walter E. Auch, Sr., Joseph W. Barlett and Robert M. Ungerleider resigned as directors of the Company. The Company entered into an indemnification agreement with each resigning director and agreed in writing to maintain liability insurance in each resigning director’s name for five years.

As a result of the going private transaction, the Company is no longer a registered public company and as such, it will no longer be subject to the informational filing requirements of the Securities and Exchange Act of 1934. You may review any of the Company’s prior reporting at the public reference facilities maintained by the U.S. Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such materials by mail, upon payment of the customary fees, by telephone at 1-800-SEC-0330, or electronically at http://www.sec.gov, which contains reports and other information regarding issuers that file electronically with the U.S. Securities and Exchange Commission.

Description of Company Common Stock

The Company’s authorized common stock currently consists of 5,000,000 shares of common stock, $0.10 par value. The approximate number of shares of the Company Common Stock outstanding is 1,408,000.

Indebtedness of the Company

The Company has recourse indebtedness to us, or entities controlled by us, in an aggregate amount of approximately $16.6 million (which is net of a receivable due to the Company from us of $1.1 million), which is due on January 1, 2005 or on demand. To date, we have extended the maturity date of such indebtedness on numerous occasions, which has allowed the Company to continue to exist as a going concern. We previously advised the Company that we were no longer willing to continue to extend the maturity date of such indebtedness unless the Company completed the split and became a "private" entity. We expect to extend the maturity date of such indebtedness because the proposed stock split and going private transaction were consummated.

The Company’s assets currently consist primarily of a tax loss carryforward of approximately $107.1 million and partial positions in a number of disparate ventures, which the special committee of the Company’s board of directors believes are illiquid. Tax loss carryforwards do not generate cash flow and are illiquid due to restrictions imposed by tax laws concerning their transfer. In connection with the delivery of the proxy to shareholders of the Company relating to the stock split, the Company noted in such proxy that it believes that its asset base is not large enough to generate taxable income to utilize the tax loss carryforward nor did the special committee believe that the Company will generate sufficient cash flow past January 1, 2005 to service all of its outstanding obligations.

VIII.   INFORMATION REGARDING THE PURCHASERS AND THE OFFERORS

We are making this Offer to Purchase and we currently own approximately 85.4% of the Company Common Stock. Our business address is c/o Semele Group, Inc., 200 Nyala Farms, Westport, Connecticut 06880, (203) 341-0555.

GARY D. ENGLE, age 55, has been chairman of the board and the Company’s chief executive officer since November 1997. Mr. Engle serves as director and president of various subsidiaries and affiliates of the Company including Equis II, Ariston Corporation, AFG ASIT Corporation. He is also a director and serves as chairman of the board of PLM and a director, and serves as president, and chief executive officer of Equis Corporation, general partner of EFG. During the past five years, Mr. Engle has not been convicted in a criminal proceeding nor a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities. Mr. Engle is a U.S. citizen.

JAMES A. COYNE, age 44, has been a director and the Company’s president and chief operating officer since May 1997. Mr. Coyne serves as senior vice president of various subsidiaries and affiliates of the Company, including, Equis II, AFG ASIT Corporation and AFG Realty Corporation. Mr. Coyne is a director and president of PLM International, Inc. Mr. Coyne has served as senior vice president of Equis Corporation, the general partner of EFG, since December 1996. During the past five years, Mr. Coyne has not been convicted in a criminal proceeding nor a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities. Mr. Coyne is a U.S. citizen.

Ownership of the Company

The following table sets forth certain information regarding our ownership of the Company Common Stock as of July 26, 2004. We own approximately 85.4% of the Company Common Stock. We are the only persons or entities that own more than 5% of the Company Common Stock.

Name of Person or Entity	Number of Shares	Percent of Total Shares

Gary D. Engle, Chairman, Chief Executive Officer and Director	770,561 (1)	54.7%

James A. Coyne, President, Chief Operating Officer and Director	432,980 (2)	30.7%

(1)   Includes 1,100 shares owned directly, 587,321 shares owned by a family corporation over which he has control, and 82,140 shares owned by the trustee of a rabbi trust for the benefit of Mr. Engle over which Mr. Engle has voting control. The shares held by such trustee represent salary deferred by Mr. Engle pursuant to the Company’s Incentive Compensation Plan. Also includes 100,000 shares owned by a family trust and transferred to the benefit of his children over which Mr. Engle has voting control but disclaims beneficial ownership.
(2)   Includes 3,000 shares owned directly, 347,841 shares owned by a family corporation over which he has control and 82,139 shares owned by the trustee of a rabbi trust for the benefit of Mr. Coyne over which Mr. Coyne has voting control. The shares held by such trustee represent salary deferred by Mr. Coyne pursuant to the Company’s Incentive Compensation Plan.

IX.   FINANCING OF THIS OFFER TO PURCHASE

We intend to self-finance this Offer to purchase the remaining outstanding shares of the Company Common Stock at a purchase price of $1.40 per share. The maximum purchase price if all of the remaining outstanding shares of Company Common Stock are tendered is approximately $286,242.60. We have no alternative financing arrangements.

X.   BACKGROUND; PAST TRANSACTIONS AND SIGNIFICANT CORPORATE EVENTS

Past Transactions

During the past two years, the following transactions occurred between the Company and us or our affiliates.

   In the first quarter of 2003, the Company used proceeds received from the sale of Rancho Malibu to pay the outstanding principal and interest due on a $4.4 million note held by certain affiliates controlled by Mr. Engle.

The following chart provides a summary of the 2002 and 2003 management fees and administrative charges the Company paid to Equis Financial Group, Inc., an entity controlled by Mr. Engle (in thousands of dollars):

	2003	2002

Equipment management fees	$417	$547
Administrative charges	261	589

Total	$678	$1,136

In the fourth quarter of 2003, we paid $0.9 million of accrued interest on certain notes due to the Company.

In 1997, the Company established a Deferred Compensation Plan for our benefit. Pursuant to the terms of the Plan, we receive shares of the Company’s Common Stock instead of cash compensation. The number of shares allocated to us is determined at the end of each month by dividing the average closing price of the Company’s Common Stock for the last ten trading days of the month into the dollar amount that otherwise would have been paid to us as cash compensation for the month. The shares are fully vested and are held in a rabbi trust established for our benefit, but are not expected to be transferred to us until termination of our employment. The Company treats the issuance of shares under this Plan as compensation and, therefore, recognizes an expense equal to the amount of cash compensation that would have been paid to each individual. Total compensation expenses related to this Plan of $0.2 million was recorded in each of the years ended December 31, 2003 and 2002. We waived the Company’s requirement to fund this Plan for the years ended December 31, 2003 and 2002 and as such, no shares were issued in each of the respective years.

On August 29, 2003, we purchased a total of 198,700 shares of the Company’s outstanding Common Stock for $1.20 per share. The 198,700 shares of Company Common Stock were owned by certain liquidating partnerships and AFG Investment Trust A Liquidating Trust.

Significant Corporate Events

Going Private Transaction

On May 5, 2003, we submitted a proposal to the Company, to acquire substantially all of the Company’s outstanding shares of common stock not already owned by us for $1.20 per share. The Company has not received any additional offers to purchase its assets, business, or shares. The Company’s board of directors formed a special committee consisting of its independent directors and it granted the special committee the authority to evaluate and negotiate our proposal on behalf of the entire board. Following negotiations with the special committee, we agreed to increase the purchase price to $1.40 per share, provided that the Company first split the stock to reduce the number of holders that we would have to contact regarding this Offer to Purchase and ensuring that the Company would not be subject to the reporting obligations imposed by the Securities and Exchange Act of 1934, as amended, regardless of the outcome of this Offer to Purchase.

On August 4, 2003, the special committee engaged Duff & Phelps LLC, an independent investment banking firm, to assist the special committee and to render an opinion regarding the fairness of the going private transaction and the proposed tender offer. The special committee asked Duff & Phelps to, among other things, render an opinion, from a financial point of view, of the fairness of the price offered to shareholders in the split and the fairness of the price issued in this Offer to Purchase. Duff & Phelps delivered an opinion to the special committee that the $1.40 per share to be received by the shareholders being cashed-out as a result of the split is fair to such shareholders from a financial point of view and the $1.40 to be received if you tender your shares in this Offer to Purchase is fair from a financial point of view.

On January 14, 2004, we entered into an agreement with the Company that contemplated the going private transaction, as well as this Offer to Purchase.

On June 29, 2004, the requisite number of shareholders of the Company voted to amend the Company’s Certificate of Incorporation, as amended, to effect a 1-for-4,001 reverse stock split followed immediately by a 4,001-for-1 forward stock split of the outstanding Company Common Stock. On July 8, 2004, the Company filed the necessary amendments to its Certificate of Incorporation with the Secretary of State of the State of Delaware to effect the split. On July 9, 2004, the Company filed for termination of registration of Company Common Stock under the Securities and Exchange Act of 1934, as amended. As a result of the reverse split, each share of the Company Common Stock held by a shareholder owning 4,000 or less shares immediately before the effective time of the reverse split was converted into the right to receive from the Company $1.40 in cash, without interest.

The remaining Shareholders owning 4,001 or more shares prior to the reverse split own the same number of shares of Company Common Stock after completion of the split. The reverse split, and related cash purchase by the Company of shares had the effect of taking the Company private.

XI.   PURPOSE OF THIS OFFER

Purpose
This Offer to Purchase is intended to promptly follow the going private transaction and provide liquidity to unaffiliated shareholders who continue to hold Company Common Stock after the consummation of the stock split. The split approved by the shareholders of the Company on June 29, 2004, only involved the purchase of the shares of the Company Common Stock held by unaffiliated shareholders holding 4,000 or less shares of Company Common Stock and thus the remaining shareholders of the Company did not have the opportunity to have their shares redeemed by the Company. This Offer to Purchase will provide such an opportunity to unaffiliated shareholders owning 4,001 or more shares of Company Common Stock at a purchase price of $1.40 per share.

XII.    CONDITIONS OF THIS OFFER

We may terminate this Offer to Purchase upon the occurrence of any of the following:

1.   If there is any instituted or pending action or proceeding before any domestic court, government or governmental entity, other than by the Company, a shareholder of the Company or any person affiliated with the Company, (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the making of this Offer to Purchase, the acceptance for payment of or payment for some of or all the shares by us or the consummation of the reverse stock split, (ii) seeking to prohibit or impose material limitations on our ability to effectively exercise full rights of ownership of our shares of common stock of the Company or seeking to prohibit us from effectively controlling in any material respect the business and operations of the Company, (iii) seeking to require divestiture of any of our shares of common stock of the Company or seeking to obtain from the Company or us, by reason of any of the transactions contemplated by our agreement with the Company dated as of January 14, 2004 any damages that are material to us or the Company, or (iv) that otherwise, in our reasonable judgment, is likely to materially adversely affect us or the Company, provided that, in any such case, we shall have used our commercially reasonable efforts to defeat or have vacated such action or proceeding and shall have failed to do so.

2.   If any action taken, or any statute, rule, regulation, injunction, interpretation, judgment, order or decree enacted, enforced, promulgated, issued or deemed applicable to us, the Company, this Offer to Purchase or the reverse stock split, by any court, government or governmental entity.

3.   The occurrence of (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, which suspension or limitation shall continue for at least three consecutive trading days, (ii) any decline in either the Dow Jones Industrial Average or the Standard and Poor’s 500 Index by an amount in excess of 25%, measured from January 14, 2004 (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a material adverse impact on the capital markets of the United States, or (v) in the case of any of the foregoing existing on January 14, 2004, a material acceleration, escalation or worsening thereof.

4.   The Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the agreement with the Company, or any of the representations and warranties of the Company set forth in such agreement shall not be true and correct.

5.   The agreement with the Company shall have been terminated in accordance with its terms.

6.   A tender offer or exchange offer for more than 50% of the issued and outstanding shares of the common stock of the Company shall have been made or publicly proposed by a third party for a price in excess of $1.40.

7.   The Board of Directors (through its special committee) of the Company withdraws or modifies in a manner adverse to us its approval or recommendation of this Offer to Purchase, the our agreement with the company, or the reverse stock split;

XIII.   CERTAIN LEGAL MATTERS AND REGULATORY APPROVAL

Litigation

On June 9, 2004, Robert Lewis, as plaintiff, filed a class and derivative action, captioned Robert Lewis v. Gary D. Engle, James A. Coyne, AFG ASIT Corporation, Equis II Corporation, Semele Group Inc., PLM MILPI Holdings LLC, and AFG Investment Trust C, C.A. No. 497-N, in the Court of Chancery of the State of Delaware, on behalf of a proposed class of investors holding units of beneficial interest in AFG Investment Trust C, against a number of its affiliates, including AFG ASIT Corporation, its managing trustee; Semele Group, Inc., the indirect corporate parent of AFG ASIT Corporation; both of us, as officers of Semele Group, Inc.; all as defendants, and the Trust as a nominal defendant, requesting the court to, among other things, preliminarily and permanently enjoin the liquidation of the Trust.

The lawsuit is not related to the going private transaction or this Offer to Purchase.

The plaintiff has alleged, among other things, claims against the defendants on behalf of the Trust for breaches of fiduciary duty and a duty to disclose, as well as breach of the trust agreement that governs the Trust. These allegations relate to a consent solicitation statement mailed by the Trust to its unitholders on or about June 2, 2004, and the transactions described therein. Specifically, plaintiff has asserted that the transactions described in the consent solicitation statement are not entirely fair to minority interest holders in the Trust and represent conflicts of interest with respect to certain defendants. The plaintiff also has alleged that the consent solicitation statement failed to disclose certain information about the MILPI sale transaction and the amendments to the trust agreement, each as described therein, and is materially misleading. In addition, the plaintiff alleges that the managing trustee has breached the trust agreement by acting to dissolve the Trust prior to the occurrence of certain events described in the trust agreement as conditions precedent to the liquidation of the Trust.

The plaintiff has requested that the court preliminarily and permanently enjoin the liquidation of the Trust, the consent solicitation and the MILPI sale transaction and the amendments; certify the lawsuit as a class action and the plaintiff as representative of the class; order corrective supplemental disclosures; award unspecified damages; and such other relief as the court may grant. The defendants deny all of the plaintiff’s allegations and intend to vigorously defend against the lawsuit.

General

We are not aware (i) of any license or other regulatory permit that appears to be material to the business of the Company or any of its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Company Common Stock pursuant to this Offer to Purchase or (ii) except as set forth below, of any approval or other action by any domestic (federal or state) or foreign governmental entity which would be required prior to our acquisition of Company Common Stock. Should any such approval or other action be required, it is our present intention to seek such approval or action. We do not currently intend, however, to delay the purchase of Company Common Stock tendered pursuant to this Offer to Purchase, pending the outcome of any such action or the receipt of any such approval (subject to our right to decline to purchase Company Common Stock if any of the conditions in Article XII shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company or us or that certain parts of the businesses of the Company might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Our obligation under this Offer to Purchase to accept for payment and pay for Company Common Stock is subject to certain conditions, including conditions relating to the legal matters discussed in this Article XIII. See Article XII for certain conditions of this Offer.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the Delaware General Corporation Law prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. We do not believe that the purchase of Company Common Stock pursuant to this Offer to Purchase is subject to Section 203 of Delaware General Corporation Law because we have been interested stockholders for approximately four years.

A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

The Company, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to this Offer to Purchase and we have not complied with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to this Offer to Purchase, and an appropriate court does not determine that it is inapplicable or invalid as applied to this Offer to Purchase, we might be required to file certain information with, or receive approvals from, the relevant state authorities or the Company’s shareholders. In addition, if enjoined, we might be unable to accept for payment any Company Common Stock tendered pursuant to this Offer to Purchase, or be delayed in continuing or consummating this Offer to Purchase. In such case, we may not be obligated to accept for payment any Company Common Stock tendered.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission, certain acquisition transactions may not be consummated unless specified information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and applicable waiting period requirements have been satisfied.

The Federal Trade Commission and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as our proposed acquisition of Company Common Stock pursuant to this Offer to Purchase. At any time before or after our purchase of Company Common Stock pursuant to this Offer to Purchase, the Federal Trade Commission or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Common Stock pursuant to this Offer to Purchase or seeking the divestiture of Company Common Stock purchased by us or the divestiture of our assets or the divestiture of substantial assets of the Company or its subsidiaries. Private parties and state attorneys general also may bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to us relating to the businesses in which we, the Company and its respective subsidiaries are engaged, we believe that this Offer to Purchase will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to this Offer to Purchase on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See Article XII for certain conditions to this Offer to Purchase, including conditions with respect to litigation.

XIV.   FEES AND EXPENSES

We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Company Common Stock pursuant to this Offer to Purchase. We have retained the law firm of Nixon Peabody LLP to provide legal assistance and to prepare this Offer to Purchase and related documentation. We estimate that our legal fees will be $14,000. In addition, we estimate our filing, printing, publishing and distribution costs related to this Offer to purchase will be $15,000.

XV.   MISCELLANEOUS

This Offer to Purchase is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made only to unaffiliated holders of Company Common Stock. We are not aware of any jurisdiction where the making of this Offer to Purchase is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of this Offer to Purchase or the acceptance of the Company Common Stock pursuant thereto, we will make a good faith effort to comply with any such state statute. If, after such good faith effort, we cannot comply with any such statute, this Offer to Purchase will not be made to (nor will tenders be accepted on behalf of) the holders of Company Common Stock in such state. In any jurisdiction where the securities, blue sky or other laws require this Offer to Purchase to be made by a licensed broker or dealer, this Offer to Purchase shall be deemed to be made on behalf of us by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF US OR THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST BEEN RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Securities and Exchange Act of 1934, we have filed with the U.S. Securities and Exchange Commission the Schedule TO, together with exhibits, furnishing certain additional information with respect to this Offer to Purchase. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and same manner as set forth in Article VII.

                       Gary D. Engle
                       James A. Coyne

Dated: July 29, 2004

APPENDIX A

AGREEMENT
THIS AGREEMENT (this “Agreement”) is made as of January 14, 2004, by and between SEMELE GROUP, INC., a Delaware corporation (the “Company”) on the one hand and James A Coyne (“Coyne”) and Gary D. Engle (“Engle” and together with Coyne, the “Purchasers”) on the other hand.

A.   Engle is the Chairman and Chief Executive Officer of the Company and Coyne is a director and Chief Operating Officer of the Company.
B.   The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and desires to engage in a series of transactions that will permit the Company to cease reporting under the Exchange Act and result in the Company's shareholders, other than the Purchasers, receiving, or having the opportunity to receive a cash payment for their shares.
C.   To the extent, if any, the Company does not have the monies available to fund the payments to the shareholders contemplated by this Agreement, the Purchasers are willing to contribute to the Company, on the terms herein, the monies needed to fund these payments.

NOW, THEREFORE, in consideration of the mutual covenants, agreements, representations, and warranties contained in this Agreement, the Company and the Purchasers agree as follows:
1.   Company’s Covenants.      The Company agrees to perform the following acts at its own cost and expense:

(a)   As soon as reasonably practicable following the date of this Agreement, the Company shall take all steps necessary to convene a special meeting of its shareholders (the “Special Meeting”), to seek approval of the shareholders of a 4,001 to 1 reverse split (the “Reverse Split”) immediately followed by a 1 to 4,001 forward split (the “Forward Split” and, together with the Reverse Split, the “Split”) of the Company's common stock to be effected within ten (10) days of receipt of Shareholder Approval (as hereinafter defined) (the “Effective Date”); provided that, in addition to the requisite approval under the Delaware General Corporation Law (the “DGCL”), to be effective the Split must be approved by the holders of a majority of the Company’s outstanding common stock present and voting at the Special Meeting, excluding, for these purposes, all shares of common stock owned, directly or indirectly, by the Purchasers (such requisite approval under the DGCL and approval by a majority of such shares shall hereafter be collectively referred to as the “Shareholder Approval”); and provided further, that the common stock owned, directly or indirectly, by the Purchasers shall be counted toward determining the existence of a quorum at the Special Meeting.
(b)   The Company shall prepare and file, as soon as reasonably practicable, with the Securities and Exchange Commission (the “SEC”) all filings necessary and appropriate to obtain shareholder approval of the Split, including but not limited to preliminary and definitive proxy statements (collectively, the “Proxy Statements”) and a Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”). The Company shall provide the Purchasers with copies of all filings with a reasonable amount of time to comment on the filings before filing with the SEC and shall use its reasonable best efforts to make therein all reasonable comments provided by the Purchasers. The Company shall pay the filing fees for the Schedule 13E-3 and the Proxy Statements and will use its commercially reasonable efforts to promptly respond to comments by the SEC concerning the Proxy Statements and/or the Schedule 13E-3. Each party to this Agreement will notify the other parties promptly of the receipt of the comments of the SEC, if any, notification of SEC approval of the Proxy Statements and of any request by the SEC for amendments or supplements to the Schedule 13E-3, the Proxy Statements or for additional information, and will promptly supply the other parties with copies of all correspondence between such party or its representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Schedule 13E-3 or the Proxy Statements. If at any time prior to the Special Meeting, any event should occur relating to the Company which should be set forth in an amendment of, or a supplement to, the Schedule 13E-3 or the Proxy Statements, the Company will promptly inform the Purchasers of such event, and will, upon learning of such event, promptly prepare, file and, if required, mail such amendment or supplement to the Company’s shareholders; provided that, prior to such filing or mailing, the Company shall consult with the Purchasers with respect to such amendment or supplement and shall afford the Purchasers reasonable opportunity to comment thereon.
(c)   If the Company obtains Shareholder Approval, it shall, as soon as reasonably practicable thereafter, file, or cause to be filed, with the Secretary of State of the State of Delaware, all forms, consents, certificates, agreements, documents and filing fees, necessary to effectuate the Split under, and in conformity with, the DGCL.
(d)   Promptly following Shareholder Approval, the Company shall send to the Purchasers written notice (the “Company Notice”) disclosing the total number of shares to be repurchased by the Company as a result of the Reverse Split and the amount cash, in excess of the Company's cash on hand, if any, needed to fully fund the repurchase of all fractional shares resulting from the Reverse Split at $1.40 per pre-Reverse Split share and the costs associated therewith (the difference between the cash needed to fully fund the repurchase plus the associated costs and the Company's cash on hand is referred to herein as the “Funding Amount”).
(e)   As soon as reasonably practicable following the Effective Date and following receipt of the Funding Amount (if any) from the Purchasers, the Company shall repurchase all fractional shares of common stock owned, directly or indirectly, by the shareholders on the record date of, and as a result of, the Reverse Split; provided the Company shall not be required to repurchase any fractional shares owned by such holders if the holder also owns a whole share of common stock after giving effect to the Reverse Split; provided further the repurchase of any fractional shares is subject to the prior delivery of certificates representing such shares of Company common stock (or duly prepared and executed affidavits of lost stock certificates and indemnification agreements with respect to the certificates representing such shares) to be repurchased accompanied by duly and validly executed and delivered letters of transmittal and other documentation reasonably required to be delivered to the Company. All repurchases shall be effectuated in accordance with the DGCL and all rules or regulations promulgated by the SEC, and upon the repurchase of such shares, the holder of such shares shall thereby have no further equity interest in the Company.
(f)   As soon as reasonably practicable following the Effective Date, the Company shall take all steps necessary to terminate the registration of its common stock under the Exchange Act.
(g)   The non-Purchaser members of the Company’s board of directors shall have resigned effective upon the closing date of the Split, provided that concurrent with such resignation the Company: (i) enters into an indemnification agreement with each resigning director, in the form attached hereto as Exhibit A; and (ii) (A) agrees in writing to continue in effect its directors and officers liability insurance applicable to, among other persons, each resigning director substantially similar to its presently existing directors and officers liability insurance (the “D&O Policy”) for five (5) years after the effective date of resignation or procures “tail” coverage for each resigning director on terms substantially similar to the terms and conditions of the Company’s existing D&O Policy, and (B) undertakes in writing to fund or cause to be funded or pre-funds all of the premium payments necessary to maintain the D&O Policy or the “tail” coverage for a period of five (5) years from the effective date of resignation; provided, however, that if the aggregate annual premium for such insurance at any time during such period shall exceed 200% of the per annum rate of premium paid by the Company as of the date hereof for such insurance, then the Company shall provide or cause to be provided coverage in an amount equal to the greater of (X) only such coverage as shall then be available at an annual premium equal to 200% of such rate and (Y) such coverage as shall then be available to either of the Purchasers under the D&O Policy or such “tail” coverage (but in no event greater than the coverage otherwise required under this paragraph).

2.   Purchasers’ Covenants. The Purchasers, jointly and severally, agree to perform the following acts at their own cost and expense:

(a)    The Purchasers shall cooperate with the Company in preparing and filing the Proxy Statements and Schedule 13E-3.
(b)   Within two (2) business days following receipt of the Company Notice, the Purchasers shall contribute to the Company the Funding Amount in immediately available funds to be effected by the sale by the Company to the Purchasers of such number of shares of newly issued common stock as may be purchased by the Funding Amount at a purchase price of $1.40 per pre-Reverse Split share.
(c)   As soon as reasonably practicable following Shareholder Approval, the Purchasers, or one or more affiliates of the Purchasers, shall commence a tender offer to purchase all of the outstanding shares of common stock of the Company, except for shares owned by the Purchasers, that are not otherwise being repurchased by the Company pursuant to Section 1(e) above, at a price equal to $1.40 per share of common stock owned by persons on the record date of the Split (the “Tender Offer”). The Tender Offer shall be made in compliance with all rules or regulations as promulgated by the SEC and shall be open for a minimum of sixty (60) days commencing from the date of mailing of the tender offer documents The Tender Offer shall be subject to the terms and conditions set forth in Exhibit B attached hereto. The Company shall cooperate with the Purchasers in connection with the Tender Offer.
(d)   So long as the Company has performed all of its obligations under this Agreement that are required to be performed on or prior to the Effective Date, the Purchasers shall not object to any action in law or equity brought by any shareholder of the Company, including a derivative action brought on behalf of the Company, in any venue that has proper jurisdiction over such claim, to enforce the Purchasers’ obligation to commence and complete the Tender Offer in accordance with, and subject to, the terms of this Agreement and Exhibit B.

3.   Conditions of the Parties

(a)  The Company's obligation to purchase fractional shares pursuant to Section 1(e) is expressly conditioned upon the Purchasers delivering the Funding Amount to the Company in accordance with Section 2(b).
(b)  The Purchasers' obligations hereunder are expressly conditioned upon Shareholder Approval. Subject to Sections 1(g) and (2(d) above, the Purchasers’ obligations to contribute the Funding Amount and to commence, by themselves or through one or more affiliates, the Tender Offer are also expressly conditioned upon the resignation of the non-Purchaser members of the Company’s board of directors upon the Effective Date, provided that the Purchasers shall use their commercially reasonable efforts to cause the Company to concurrently fulfill its obligations under Section 1(g).

4.   Representations and Warranties
.
(a)   The Company represents and warrants to the Purchasers that: (i) the Company is a corporation duly incorporated and validly existing under the laws of the State of Delaware; (ii) this Agreement and the transactions contemplated hereby have been duly and validly authorized by the board of directors of the Company or a duly authorized committee thereof and, other than the Shareholder Approval, no other corporate approval is required in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby; (iii) the issuance of the shares of common stock of the Company to the Purchasers as contemplated by Section 2(b) hereof shall be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”); and (iv) the board of directors of the Company has received from Duff & Phelps LLC an opinion on January 14, 2004, regarding the fairness of the consideration to be paid to shareholders in the transactions contemplated hereby.

(b)   Each of the Purchasers, severally and not jointly, as of the date hereof and the Effective Date, represents and warrants to the Company (i) that the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by such Purchaser will not constitute a default under, violate or conflict with any material agreement to which such Purchaser is a party or by which such Purchaser or his assets are bound, any law, rule or regulation, or any order, judgment or decree applicable to him and will not result in the imposition of a lien on any of his assets; (ii) such Purchaser is an “accredited investor” within the meaning of Rule 501(a) promulgated under the Securities Act; (iii) each Purchaser will hold any shares issued pursuant to Section 2(b) hereof for investment only and not with a view towards distributing these shares; and (iv) each Purchaser understands that a restrictive legend may be placed on, and transfer restrictions imposed with respect to, shares of common stock of the Company issued to such Purchaser pursuant to Section 2(b) hereof.

5.   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

6.   Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but all together shall constitute one and the same instrument.

7.   Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. This Agreement may not be assigned by either party without the written consent of the non-assigning party.

8.   Entire Agreement; Amendments. This Agreement constitutes the full and entire understanding and Agreement between the parties with regard to the subject hereof. This Agreement or any term hereof may be amended, waived, discharged or terminated solely by a written instrument signed by the Company and Purchasers.

9.   Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, or nationally recognized overnight courier, addressed (a) if to Purchasers, 200 Nyala Farms, Westport, CT 06880, Attention: James A. Coyne, with a copy to Nixon Peabody LLP, 437 Madison Avenue, New York, New York 10022, Attention: Richard F. Langan, Jr., Esq., or at such other address as shall have been furnished to the Company upon not less than ten days notice in writing, or (b) if to the Company, 200 Nyala Farms, Westport, CT 06880, Attention: Richard Brock, with a copy to Shefsky & Froelich Ltd., 444 North Michigan Avenue, Suite 2500, Chicago, Illinois 60611, Attention: Michael J. Choate, Esq., or at such other address as shall have been furnished to the Purchasers upon not less than ten (10) days written notice.

10.   No Presumption Against Drafter. Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any provisions of this Agreement.

11.   Conduct of the Business. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Effective Date, and except with respect to actions taken by, at the direction of, or with the approval of, the Purchasers, the Company shall operate its business in the ordinary course of business.

12.   Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Date, whether before or after Shareholder Approval: (a) by mutual written consent of Purchasers and the Company; or (b) by either Purchasers or the Company: (i) if, upon a vote at the Special Meeting or any adjournment thereof, Shareholder Approval shall not have been obtained; (ii) if the Split shall not have been consummated on or before September 30, 2004, provided that the failure to consummate the Split is not attributable to the failure of the terminating party to use its commercially reasonable efforts to fulfill its obligations pursuant to this Agreement; (iii) if there shall be any law or regulation that makes consummation of the Split or Tender Offer illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining or otherwise restraining the Purchasers or the Company from consummating the Split or Tender Offer is entered; (iv) by the Purchasers, if, prior to the Effective Date, the Company shall breach, in any material respect, any of its representations, warranties or obligations hereunder and such breach shall not have been cured or waived within ten (10) days of notice thereof from the Purchasers; or (v) by the Company, if Purchasers shall breach in any material respect any of its representations, warranties or obligations hereunder and such breach shall not have been cured or waived within ten (10) days of notice thereof from the Company. In the event of the termination and abandonment of this Agreement pursuant to this Section 12, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, agents, directors, officers or shareholders and all rights and obligations of any party hereto shall cease.

13.   Public Announcements. Purchasers, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the existence of and transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the consent of the other party following such consultation, except as may be required by applicable law, regulation or judicial process, and in such case only after reasonable notice to the other party.

14.   Non-survival of Representations and Warranties. None of the representations and warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the completion of the Tender Offer, provided, however, this Section shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Date.

15.   Fees and Expenses. Except as provided otherwise in this Agreement, whether or not the Split and the Tender Offer shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as an agreement under seal as of the date and year first written above.

THE COMPANY:

SEMELE GROUP, INC.

By: /s/ Richard K. Brock
Its: Chief Financial Officer

PURCHASERS:

/s/ James A. Coyne
JAMES A. COYNE

/s/ Gary D. Engle
GARY D. ENGLE

EXHIBIT A
INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (this "Agreement") is made as of __________, 2004, by and between SEMELE GROUP, INC., a Delaware corporation (the "Company"), and ____________ ("Indemnitee").
RECITALS
WHEREAS, the Company desires that Indemnitee resign his position as a director of the Company;

WHEREAS, Indemnitee has agreed to resign his position as a director of the Company, provided that the Company indemnifies Indemnitee as set forth herein, in addition to any insurance coverage provided by the Company for Indemnitee.

NOW, THEREFORE, the Company and Indemnitee hereby agree as set forth below.
1.   Indemnification.

(a)   To the extent permitted under the Delaware General Corporation Law (the "DGCL"), the Company shall indemnify Indemnitee against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claim sustained by Indemnitee by reason of the fact that Indemnitee is or was serving as a director, officer, employee or agent of the Company or acting in such capacity in another entity at the Company's direction, provided that the liability or loss was not the result of gross negligence or willful misconduct by Indemnitee.

(b)   The Company will not indemnify Indemnitee for any liability imposed by judgment and the costs associated therewith, including attorneys' fees, arising from or out of a violation of state or federal securities laws unless: (i) a court approves the settlement and finds that indemnification of the settlement and related costs is proper; or (ii) there has been a dismissal with prejudice or a successful adjudication on the merits of each count involving alleged securities law violations, provided that Indemnitee apprises the court of the position of the Securities and Exchange Commission with respect to indemnification for securities law violations before seeking court approval for indemnification.

(c)   To the extent permitted under the DGCL, the Company shall advance funds to Indemnitee for legal expenses and other costs incurred as a result of a legal action initiated against Indemnitee if the legal action relates to the performance of duties or services by Indemnitee on behalf of the Company and Indemnitee agrees in writing to repay the advanced funds to the Company if it is ultimately determined that Indemnitee is not entitled to indemnification. The rights accruing to Indemnitee hereunder shall be in addition to any other right to which Indemnitee may be lawfully entitled, and nothing contained herein shall restrict the right of Indemnitee to contribution as may be available under applicable law.

2.   Procedures for Indemnification and Expense Advances.

(a)   Notice/Cooperation By Indemnitee. Indemnitee shall notify the Company in writing as soon as practicable of any claim or action made against Indemnitee for which indemnification will or could be sought under this Agreement; provided that failure to so notify shall not affect Company's obligations hereunder unless the failure to so notify materially prejudices the Company's rights or defenses in connection with the underlying claim or action. In addition, Indemnitee shall cooperate with the Company and provide it with the information it reasonably requires to assert its rights or defenses to the underlying claim or action.

(b)   Timing of Payments. The Company shall make all payments required under this Agreement as soon as practicable after written demand by Indemnitee is presented to the Company, but in no event later than five (5) business days after Indemnitee presents its demand to the Company.

(c)   No Presumptions: Burden of Proof. For purposes of this Agreement, the termination of any claim or action by judgment, order, settlement (whether with or without court approval) or conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or be treated as a decision of a court that indemnification is not permitted by this Agreement or applicable law. If a claim for indemnification under this Agreement is not timely paid by the Company, Indemnitee may, but need not, bring an action against the Company to recover the unpaid amount of the claim and, subject to Section 13 of this Agreement, Indemnitee shall also be entitled to be paid for the expenses (including attorneys' fees) of bringing the action. The Company may assert, as a defense to any such action (other than an action brought to enforce a claim for expenses incurred in connection with any action or proceeding in advance of its final disposition), that Indemnitee has not met the required standard of conduct for the Company to indemnify Indemnitee for the amount claimed. The burden of proof shall be on Indemnitee to establish, by a preponderance of the evidence, that he is entitled to indemnification. If the Company contests Indemnitee's right to indemnification, the decision shall be reserved for a court; and neither the Company's failure to determine that indemnification is proper nor the Company's determination that indemnification is not proper shall create a presumption that Indemnitee has or has not met the applicable standard of conduct.

(d)   Notice to Insurers. If the Company has director and officer liability insurance, or "tail" coverage with respect to Indemnitee in effect at the time that it is notified of a claim, the Company shall promptly notify the insurers of the claim in accordance with the procedures set forth in the respective policies. The Company shall thereafter take all necessary or desirable action to cause the insurers to pay on behalf of Indemnitee all amounts payable as a result of the proceeding in accordance with the terms of the policies.

(e)   Selection of Counsel. The Company may assume the defense of any claim or proceeding for which indemnification is sought by Indemnitee with counsel approved by Indemnitee, provided that Indemnitee may not unreasonably withhold approval, so long as the Company notifies Indemnitee of Company's election within a reasonable time of receiving notice of the claim or proceeding. If Indemnitee approves exercise of the Company's rights hereunder, the Company will not be liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same proceeding, provided that: (i) Indemnitee shall have the right to employ his or her own counsel in any such proceeding at Indemnitee's expense; and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by the Company, (B) Indemnitee shall have reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of any such defense, or (C) the Company shall not, in fact, have employed counsel to assume the defense of such proceeding, then the fees and expenses of Indemnitee's counsel shall be paid by the Company.

3.   Additional Indemnification Rights; Nonexclusivity.

(a)   Scope. Notwithstanding any provision of this Agreement, if, after the date of this Agreement, the Company's Certificate of Incorporation or other governing document is amended to expand the Company's right to indemnify a member, or former member, of its board or an existing or former officer, employee or agent, then Indemnitee shall be entitled to the increased protection. If the Certificate of Incorporation or other governing document is amended to narrow or limit the Company's right to indemnify a member or former member of its board or an exiting or former officer, employee or agent, such changes, to the extent not otherwise required by law, statute or rule to be applied to this Agreement shall have no effect on this Agreement or the parties' rights and obligations hereunder.

(b)   Nonexclusive. The indemnification provided by this Agreement shall not be deemed exclusive of any rights to which Indemnitee may be entitled under the Company's Certificate of Incorporation or other governing document, any agreement, any vote of shareholders or disinterested directors, any applicable law or otherwise, both as to action in Indemnitee's official capacity and as to action in another capacity while holding office. The indemnification provided under this Agreement shall continue as to Indemnitee for any action taken or not taken while serving in an indemnified capacity even though he may have ceased to serve in the capacity at the time of any action or other covered proceeding.

4.   Partial Indemnification. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by him or her in investigating, defending, appealing or settling any civil or criminal action or proceeding, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled.

5.   Insurance Coverage. The Company shall (A) continue to effect its directors and officers liability insurance policy applicable Indemnitee on terms substantially similar to its presently existing directors and officers liability insurance policy (the "D&O Policy") for five (5) years after the effective date of resignation, or shall procure "tail" coverage for Indemnitee on terms substantially similar to the D&O Policy, and (B) pre-fund all of the premium payments necessary to maintain the D&O Policy or the "tail" coverage for a period of five (5) years from the effective date of Indemnitee's resignation as a member of the Company's board of directors. The Company' acknowledges that Indemnitee's resignation as a member of the Company's board of directors shall not be effective until such time as the Company has fulfilled its obligations under this Section 5.

6.   No Duplication of Payments. The Company shall not be liable under this Agreement to make any payment in connection with any claim made against Indemnitee to the extent that Indemnitee has otherwise received payment (under any insurance policy, provision of the Company's Certificate of Incorporation or other governing document) of the amounts otherwise payable hereunder.

7.   Severability. If any provision or provisions of this Agreement are found invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Agreement (including, without limitation, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

8.   Exceptions. Except as provided in Section 3(a) hereof, the Company shall not be obligated under this Agreement for the following:

(a)   Claims Initiated by Indemnitee. To indemnify or advance expenses to Indemnitee with respect to proceedings or claims initiated or brought voluntarily by Indemnitee and not by way of defense, except with respect to proceedings brought to establish or enforce a right to indemnification under this Agreement or any other statute or law, unless approved by the board;

(b)   Lack of Good Faith. To indemnify Indemnitee for any expenses incurred by Indemnitee with respect to any proceeding instituted by Indemnitee to enforce or interpret this Agreement, if a court of competent jurisdiction determines that each of the material assertions made by Indemnitee in such proceeding was not made in good faith or was frivolous;

(c)   Insured Claims. To indemnify Indemnitee for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) which have been paid directly to Indemnitee by an insurance carrier under a policy of director and officer liability insurance maintained by the Company; or

9.   Effectiveness of Agreement. This Agreement shall be effective as of the date set forth on the first page and shall apply to prior acts or omissions if Indemnitee was an officer, director, employee or agent of the Company, or was serving at the request of the Company as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, at the time the act or omission occurred.

10.   Construction of Certain Phrases. For purposes of this Agreement:

(a)   References to the "Company" shall include any entity or constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, trustees, officers, employees or agents, so that if Indemnitee is or was a director, trustee, officer, employee or agent of such constituent corporation, or it or was serving at the request of such constituent corporation as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, Indemnitee shall stand in the same position under the provisions of this Agreement with respect to the resulting or surviving entity as Indemnitee would have with respect to such constituent corporation if its separate existence had continued.

(b)   References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on Indemnitee with respect to an employee benefit plan; and references to "serving at the request of the Company" shall include any service as a director, trustee, officer, employee or agent of the Company which imposes duties on, or involves services by, Indemnitee with respect to an employee benefit plan, its participants, or beneficiaries.

(c)   The term "expenses" shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in any proceeding, including any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative, whether or not initiated prior to the effective date hereof.

11.   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall constitute an original.

12.   Successors and Assigns. This Agreement shall be binding upon the Company and its successors and assigns, and shall inure to the benefit of Indemnitee and Indemnitee's estate, heirs, legal representatives and assigns.

13.   Attorneys' Fees. If any action is instituted by Indemnitee under this Agreement to enforce or interpret any of the terms hereof, Indemnitee shall be entitled to be paid all court costs and expenses, including reasonable attorneys' fees, incurred by Indemnitee unless, as a part of the action, a court of competent jurisdiction expressly determines that each of the material assertions made by Indemnitee as a basis for the action was not made in good faith or was frivolous. Any action instituted by or in the name of the Company under this Agreement or to enforce or interpret any of the terms of this Agreement, Indemnitee shall be entitled to be paid all court costs and expenses, including attorneys' fees, incurred by Indemnitee in defense of the action (including with respect to Indemnitee's counterclaims and cross-claims made in the action) unless, as a part of the action, a court of competent jurisdiction expressly determines that each of Indemnitee's material defenses to the action was made in bad faith or was frivolous.

14.   Notice. Any notice required or permitted hereunder shall be made in writing: (i) either by actual or delivery of the notice into the hands of the party entitled; or (ii) by depositing the notice in the United States mail, certified or registered, return receipt requested, all postage prepaid and addressed to the party to whom notice is to be given at the party's respective address set forth below, or such other address as the party may, from time to time, designate by written notice to the other party.

15.   Choice of Law and Consent to Jurisdiction. This Agreement shall be governed by and its provisions construed in accordance with the laws of the State of Delaware.

16.   Subrogation. If the Company makes any payment under this Agreement, the Company shall be subrogated to the extent of the payment to all of the rights of recovery of Indemnitee, who shall execute all documents and take all actions that may be necessary to secure these rights and to enable the Company effectively to bring suit to enforce these rights.

17.   Amendment and Termination. No amendment, modification, termination or cancellation of this Agreement shall be effective unless it is in writing signed by both the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed to be or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.

18.   No Construction as Employment Agreement. Nothing contained in this Agreement shall be construed as giving Indemnitee any right to be retained in the employ of the Company or any of its subsidiaries or affiliated entities.

The parties hereto have executed or caused to be executed this Agreement as of the date first above written.

SEMELE GROUP, INC. By:________________________________ James A. Coyne, President Address: 200 Nyala Farms Westport, CT 06880

AGREED TO AND ACCEPTED: INDEMNITEE: ________________________ Address: _________________________ _________________________ _________________________ (address)

EXHIBIT B
The capitalized terms used in this Exhibit B have the meanings set forth in the attached Agreement.

Notwithstanding any other provision of the Tender Offer or the Agreement, the Purchasers shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchasers’ obligation to pay for or return tendered shares of the Company’s common stock after the termination or withdrawal of the Tender Offer), to pay for any such shares, and may terminate the Tender Offer, if at any time on or after January 14, 2004 and prior to the acceptance for payment of or payment for tendered shares, any of the following conditions shall occur and be continuing:

(a)   there shall be instituted or pending any action or proceeding before any domestic court, government or governmental entity, other than by the Company, a stockholder of the Company or any person affiliated with the Company, (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the making of the Tender Offer, the acceptance for payment of or payment for some of or all the shares by the Purchasers or the consummation by Split, (ii) seeking to prohibit or impose material limitations on the ability of the Purchasers effectively to exercise full rights of ownership of their shares of common stock of the Company or seeking to prohibit Purchasers from effectively controlling in any material respect the business and operations of the Company, (iii) seeking to require divestiture by the Purchasers of any shares of common stock of the Company or seeking to obtain from the Company or the Purchasers, by reason of any of the transactions contemplated by the Agreement any damages that are material to the Company or the Purchasers, or (iv) that otherwise, in the reasonable judgment of the Purchasers, is likely to materially adversely affect the Company or the Purchasers, provided that, in any such case, the Purchasers shall have used their commercially reasonable efforts to defeat or have vacated such action or proceeding and shall have failed to do so; or

(b)   there shall be any action taken, or any statute, rule, regulation, injunction, interpretation, judgment, order or decree enacted, enforced, promulgated, issued or deemed applicable to the Purchasers, the Company, the Tender Offer or the Split, by any court, government or governmental entity; or

(c)   there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, which suspension or limitation shall continue for at least three consecutive trading days, (ii) any decline in either the Dow Jones Industrial Average or the Standard and Poor’s 500 Index by an amount in excess of 25%, measured from January 14, 2004 (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a material adverse impact on the capital markets of the United States, or (v) in the case of any of the foregoing existing on the date of this Agreement, a material acceleration, escalation or worsening thereof; or

(d)   the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Agreement, or any of the representations and warranties of the Company set forth in the Agreement shall not be true and correct; or

(e)   the Agreement shall have been terminated in accordance with its terms; or

(f)   a tender offer or exchange offer for more than 50% of the issued and outstanding shares of the common stock of the Company shall have been made or publicly proposed by a third party for a price in excess of $1.40; or

(g)   the Board of Directors of the Company withdraws or modifies in a manner adverse to Purchasers its approval or recommendation of the Tender Offer, the Agreement or the Split;
which, in the reasonable judgment of the Purchasers, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Tender Offer and/or with such acceptance for payment or payments.

The foregoing conditions are for the sole benefit of the Purchasers and may be asserted by the Purchasers regardless of the circumstances giving rise to such condition or may be waived by the Purchasers in whole or in part at any time and from time to time in its sole discretion. The failure by the Purchasers at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

APPENDIX B
January 14, 2004

Special Committee of the Board of Directors
Semele Group, Inc.
200 Nyala Farms
Westport, CT 06880

Dear Special Committee:

The Special Committee of the Board of Directors (the “Special Committee”) of Semele Group, Inc. (“Semele” or the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its independent financial advisor to provide an opinion (the “Opinion”) as to the fairness to the unaffiliated shareholders of Semele, other than Gary Engle, James Coyne, and their respective affiliates (the “Unaffiliated Shareholders”), from a financial point of view, of the contemplated transaction described below (the “Proposed Transaction”)(without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder). Previously, Duff & Phelps has not provided financial advisory services to the Company.

Description of the Proposed Transaction

The Proposed Transaction involves an offer whereby Gary Engle and James Coyne, respectively Semele’s CEO and COO (the “Purchasers”), who together with their affiliates are the beneficial owners of approximately 58% of the outstanding common stock of Semele, propose to acquire substantially all of the outstanding shares of common stock of the Company not already owned by Purchasers for $1.40 per share (the “Per Share Amount”), subject to the Company completing a 4,001 to 1 reverse stock split (the “Reverse Split”) immediately followed by a 1 to 4,001 forward stock split (the “Forward Split”, and together with the Reverse Split, the “Split”). The Proposed Transaction must be approved by a majority of the Unaffilated Shareholders present and voting at the special meeting (“Shareholder Approval”). As a result of the Reverse Split, shareholders holding fewer than 4,001 shares will receive $1.40 per pre-Reverse Split share in cash for their shares. Additionally, Purchasers will, as soon as reasonably practicable following Shareholder Approval, commence a tender offer to purchase all of the outstanding shares of common stock, except for shares owned by the Purchasers and that are not otherwise being purchased as a result of the Reverse Split described previously, at a price of $1.40 per share of common stock post-Split (the “Tender Offer”). The Proposed Transaction is not contingent on any financing conditions.

Scope of Analysis

In connection with this Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below.

1.   Conducted meetings with members of the senior management team of Semele at the offices of Airem Capital in St. Petersburg, Florida on October 28, 2003, including Jim Coyne, President, and Rick Brock, Chief Financial Officer;

2.   Reviewed Semele’s financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;

3.   Reviewed agreement dated January 14, 2004 between the Company and the Purchaser (“Agreement”);

4.   Reviewed Ariston Corporation Trial Balance as of September 30, 2003;

5.   Reviewed Semele Detail of Book Value and Fair Market Value of assets by operating segment as of September 30, 2003;

6.   Reviewed First Amended and Restated Limited Partnership Agreement of BMIF/BSLF II Rancho Malibu Limited Partnership dated June 23, 2003;

7.   Reviewed Jones & Company real estate appraisal dated March 1, 2003;

8.   Reviewed Company prepared balance sheet for AFG Investment Trust A for the three months ended September 30, 2003;

9.   Reviewed Company prepared balance sheet for AFG Investment Trust B for the three months ended September 30, 2003;

10.   Reviewed AFG Investment Trust C financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;

11.   Reviewed AFG Investment Trust D financial statements and SEC filings, including the annual report on Form 10-KSB for the year ended December 31, 2002 and quarterly report on Form 10-QSB for the nine months ended September 30, 2003;
12.   Reviewed MILPI Holdings LLC audited financial statements for the year ended December 31, 2002;

13.   Reviewed SEC filings related to MILPI Holdings LLC’s acquisition of PLM including: (1) Tender Offer dated December 29, 2000 and related amendments thereto, (2) Proxy Statement dated December 21, 2001 related to 17% of PLM stock not previously tendered;

14.   Reviewed Proxy Statement dated November 25, 2002 related to the sale of AFG Investment Trust A’s interest in MILPI Holdings LLC;

15.   Reviewed Proxy Statement dated November 25, 2002 related to the sale of AFG Investment Trust B’s interest in MILPI Holdings LLC;

16.   Reviewed KPMG Valuation Report dated January 1, 2002 regarding MILPI Holdings LLC;

17.   Reviewed Imperial Capital LLC’s fairness opinion letter dated December 1, 2003 to AFG Investment Trust C and AFG Investment Trust D (the “Trusts”) regarding the consideration to be received by the Trusts in connection with the sale of 100% of the Trust’s membership interests in MILPI Holdings LLC;

18.   Reviewed financial statements of DSC/Purgatory LLC for the year ended April 30, 2003;

19.   Reviewed financial statements of Mountain Springs – Kirkwood LLC for the year ended April 30, 2003;

20.   Reviewed Draft Purchase and Sale Contract between AFG Realty Corporation and Intrepid Real Estate, LLC;

21.   Reviewed AFG International Partners Limited Partnership I Operating Agreement dated September 14, 1994, and related amendments thereto;

22.   Reviewed AFG International Partners Limited Partnership II Operating Agreement dated November 1, 1994, and related amendments thereto;

23.   Reviewed Amended and Restated Operating Agreement of EFG Kirkwood LLC dated May 1, 1999;

24.   Reviewed Mountain Springs Resorts LLC Operating Agreement dated October 24, 2002;

25.   Reviewed minutes of the Board of Directors from November 21, 2000 through February 4, 2003;

26.   Reviewed minutes of the Special Committee of the Board of Directors from February 6, 2002 through October 9, 2002;

27.   Reviewed Marshall & Stevens Fair Market Valuation of Equity Interests Held by AFG Investment Trust A and Trust B in EFG Kirkwood LLC as of December 31, 2002.

28.   Reviewed letter from James A. Coyne dated October 22, 2003 to Joseph W. Callaway of Wilmington Trust Company, as liquidating trustee of AFG Investment Trust A Liquidating Trust and AFG Investment Trust B Liquidating Trust, regarding Equis II Corporation’s revised offer to purchase the trusts’ ownership interests in EFG Kirkwood and related interests in EFG Palisades;

29.   Reviewed First Allonge to Promissory Note dated September 4, 2003 between Semele and Equis Financial Group LP (original principal amount of $10,450,000);

30.   Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation (original principal amount of $8,224,667);

31.   Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and James A. Coyne (original principal amount of $4,915,333);

32.   Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation as successor in interest to Zoe P. Engle Trust (original principal amount of $365,000);

33.   Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation as successor in interest to Sydney Peyton Engle Trust (original principal amount of $365,000);

34.   Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation as successor in interest to Kristen Engle Trust (original principal amount of $365,000);

35.   Reviewed Fourth Allonge to Promissory Note dated September 4, 2003 between Semele and GDE Investment Corporation as successor in interest to Staci Albury Trust (original principal amount of $365,000);

36.   Analyzed the historical trading price and trading volume of Semele’s common stock;

37.   Reviewed internal Company documents regarding organizational and equity ownership structure; and

38.   Reviewed certain other relevant, publicly available information, including economic, industry, and investment information.

Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of the Company’s solvency or of any specific assets or liabilities (contingent or otherwise). This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness or otherwise as tax advice or as accounting advice. In rendering this Opinion, Duff & Phelps relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken; and Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps (i) relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not attempt to independently verify such information, (ii) assumed that any estimates, evaluations and projections furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same, and (iii) assumed that the final version of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed. Duff & Phelps’ Opinion further assumes that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction. Neither Company management nor the Special Committee placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

In our analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. Duff & Phelps has also assumed that all of the conditions precedent required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Agreement as of January 14, 2004.

The basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes.

Duff & Phelps has prepared this Opinion effective as of January 14, 2004. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.

It is understood that this Opinion is for the information of the Special Committee in connection with its consideration of the Proposed Transaction and may not be used for any other purpose without our prior written consent, except that this Opinion may be included in its entirety in any filing made by the Company in respect of the Proposed Transaction with the Securities and Exchange Commission. In addition, this Opinion is not a recommendation as to how any shareholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, nor does it indicate that the consideration paid is the best possible attainable under any circumstances. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.

You may summarize or otherwise reference the existence of this Opinion in any proxy statement or other document distributed to shareholders of the Company in connection with the Proposed Transaction or required by law or regulation to be filed with the Securities and Exchange Commission, provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. Said approval shall not be unreasonably withheld. Except as described above, without our prior consent, this Opinion may not be quoted or referred to, in whole or in part, in any written document. Notwithstanding anything to the contrary contained herein or in any other agreement between the parties hereto, both Duff & Phelps and the Company (and each of their employees, representatives or other agents) may disclose to any and all persons, entities and governmental bodies, without limitation of any kind, the “tax treatment” and “tax structure” (in each case within the meaning of Treasury Regulation Section 1.6011-4) of the transactions contemplated herein.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the $1.40 per share cash consideration to be received by the Unaffiliated Shareholders as a result of the Reverse Split is fair to the Unaffiliated Shareholders of Semele, from a financial point of view, (without giving effect to any impacts of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder) and the $1.40 per share cash consideration to be received by the Unaffiliated Shareholders as a result of the Tender Offer is fair to the Unaffiliated Shareholders of Semele, from a financial point of view, (without giving effect to any impacts of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

Respectfully submitted,

Duff & Phelps, LLC

JSS:oab

The Letter of Transmittal and certificates evidencing Company Common Stock and any other required documents should be sent or delivered by each shareholder or his, her or its broker, dealer, commercial bank, trust company or other nominee as follows:

TO:

Mr. James A. Coyne

BY MAIL, OVERNIGHT DELIVERY, OR BY HAND:

c/o Semele Group, Inc.
200 Nyala Farms
Westport, Connecticut 06880
FOR FACSIMILE TRANSMISSION OF THE NOTICE OF GUARANTEED DELIVERY
OR LETTER OF TRANSMITTAL

(203) 341-9988

TO CONFIRM FACSIMILE TRANSMISSION ONLY:

(203) 341-0555

OTHER INFORMATION:

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

The Altman Group, Inc.
1275 Valley Brook Avenue
Lyndhurst, NJ 07071
(866) 467-7699 (call toll free)

EXHIBIT (a)(1)(ii)

LETTER OF TRANSMITTAL
To Tender Shares of Common Stock
Par Value $0.10 Per Share
of
Semele Group, Inc.
Pursuant to the Offer to Purchase,
Dated July 29, 2004
By
Gary D. Engle
And
James A. Coyne

Delivery by Mail, Overnight Courier or by Hand
Mr. James A. Coyne
c/o Semele Group, Inc.
200 Nyala Farms
Westport, CT 06880

For Notice of Guaranteed Delivery by Facsimile Transmission: (203) 341-9988
To Confirm Facsimile Transmission Only: (203) 341-0555

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO MESSRS. ENGLE AND COYNE. YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE THEREFORE PROVIDED BELOW AND COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH BELOW.

THE INSTRUCTIONS CONTAINED WITHIN THE LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

DESCRIPTION OF SHARES TENDERED

NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S) OF SHARES TENDERED (PLEASE FILL IN, IF BLANK, EXACTLY AS NAME(S) (ATTACH ADDITIONAL SIGNED LIST IF NECESSARY) APPEAR(S) ON CERTIFICATE(S))

NAME(S) AND ADDRESS(ES) OF REGISTERED HOLDER(S) (PLEASE FILL IN, IF BLANK, EXACTLY AS NAME(S) APPEAR(S) ON CERTIFICATE(S))	SHARES TENDERED (ATTACH ADDITIONAL SIGNED LIST IF NECESSARY)

Certificate Number(s) (1):

Total Shares Tendered (2):

(1)   Need not be completed by Book-Entry Shareholders.
(2)   Unless otherwise indicated, all shares represented by share certificates delivered to Mr. James A. Coyne will be deemed to have been tendered. See Instruction 4.

This Letter of Transmittal is to be used by shareholders of Semele Group, Inc. if certificates for Semele Group, Inc. Common Stock are to be forwarded herewith or, unless an Agent’s Message (as defined in Instruction 2 below) is utilized, if delivery of such Shares is to be made by book-entry transfer to an account maintained by Messrs. Engle and Coyne at the Book-Entry Transfer Facility (as defined in Article II of the Offer to Purchase). Semele Group, Inc. Common Stock is also referred to herein as Shares. Holders who deliver Shares by book-entry transfer are referred to herein as Book-Entry Shareholders and other shareholders who deliver Shares are referred to herein as Certificate Shareholders.

Shareholders whose certificates for the Shares are not immediately available or who cannot deliver the certificates for, or a confirmation of the book-entry transfer of such shares, referred to herein as a Book-Entry Confirmation, with respect to, their Shares and all other documents required hereby to Messrs. Engle and Coyne prior to the expiration of the Offer to Purchase must tender their Shares pursuant to the guaranteed delivery procedures set forth in Article III of the Offer to Purchase, See Instruction 2. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO MESSRS. ENGLE AND COYNE.

☐  CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER
      TO MESSRS. ENGLE AND COYNE’S ACCOUNT AT THE BOOK-ENTRY TRANSFER FACILITY AND
      COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN THE BOOK-ENTRY TRANSFER
      FACILITY MAY DELIVER SHARES BY BOOK-ENTRY TRANSFER):

Name of Tendering Institution: ___________________________________________________________________________

Account Number: ______________________________________________________________________________

Transaction Code Number: _______________________________________________________________________

☐ CHECK HERE IF THE TENDERED SHARES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO MESSRS. ENGLE AND COYNE AND COMPLETE THE  FOLLOWING:

Name of Registered Owner(s): ____________________________________________________________________

Window Ticket Number (if any): __________________________________________________________________

Date of Execution of Notice of Guaranteed Delivery: __________________________________________________

Name of Institution which Guaranteed Delivery: ____________________________________________________________

If delivery is by book-entry transfer, check here and provide the following information: ?

Account Number: __________________________________________________________________________________________________

Transaction Code Number: _________________________________________________________________________________________

NOTE: SIGNATURES MUST BE PROVIDED BELOW.
PLEASE READ THE INSTRUCTIONS
SET FORTH IN THIS LETTER OF TRANSMITTAL CAREFULLY.

Ladies and Gentlemen:

The undersigned hereby tenders to Messrs. Engle and Coyne, the shares of common stock listed above, of Semele Group, Inc., a Delaware corporation, pursuant to the Offer to Purchase all outstanding shares of common stock, par value $0.10 per share of Semele Group, Inc. at $1.40 per share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2004, and in this related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the Offer). The undersigned understands that Messrs. Engle and Coyne reserve the right to transfer or assign in whole or in part from time to time to one or more of their affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Messrs. Engle or Coyne of their obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Receipt of the Offer is hereby acknowledged.

Upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of any such extension or amendment), and subject to, and effective upon, acceptance for payment of the Shares tendered herewith in accordance with the terms of the Offer, the undersigned hereby, or upon the order of Messrs. Engle and Coyne, sells, assigns and transfers to them, all right, title and interest in and to all the Shares that are being tendered hereby and any Distributions (Distributions are any and all non-cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect thereof on or after July 29, 2004) and irrevocably constitutes and appoints Messrs. Engle and Coyne to be the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and all Distributions), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) deliver certificates for such Shares (and any and all Distributions), or transfer ownership of such Shares (and any and all Distributions) on the account books maintained by the Book-Entry Transfer Facility, together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of Messrs. Engle and Coyne, (ii) present such Shares (and any and all Distributions) for transfer on the books of Semele Group, Inc., and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any and all Distributions), all in accordance with the terms of the Offer.

By executing this Letter of Transmittal, the undersigned hereby irrevocably appoints Messrs. Engle and Coyne its officers and designees, and each of them, the attorneys-in-fact and proxies of the undersigned, each with full power of substitution, (i) to vote at any annual or special meeting of Semele Group, Inc. shareholders or any adjournment or postponement thereof or otherwise in such manner as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper with respect to, (ii) to execute any written consent concerning any matter as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper with respect to, and (iii) to otherwise act as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper with respect to, all of the Shares (and any and all Distributions) tendered hereby and accepted for payment by Messrs. Engle and Coyne. This appointment will be effective if and when, and only to the extent that, Messrs. Engle and Coyne accept such Shares for payment pursuant to the Offer. This power of attorney and proxy are irrevocable and are granted in consideration of the acceptance for payment of such Shares in accordance with the terms of the Offer. Such acceptance for payment shall, without further action, revoke any prior powers of attorney and proxies granted by the undersigned at any time with respect to such Shares (and any and all Distributions), and no subsequent powers of attorney, proxies, consents or revocations may be given by the undersigned with respect thereto (and, if given, will not be deemed effective). Messrs. Engle and Coyne reserve the right to require that, in order for the Shares to be deemed validly tendered, immediately upon their acceptance for payment of such Shares, Messrs. Engle and Coyne must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including voting at any meeting of the shareholders of Semele Group, Inc.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and all Distributions and that, when the same are accepted for payment by Messrs. Engle and Coyne, they will acquire good, marketable and unencumbered title thereto and to all Distributions, free and clear of all liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by Messrs. Engle and Coyne to be necessary or desirable to complete the sale, assignment and transfer, of the Shares tendered hereby and all Distributions. In addition, the undersigned shall remit and transfer promptly to Messrs. Engle and Coyne all Distributions in respect of the Shares tendered hereby, accompanied by appropriate documentation of transfer, and, pending such remittance and transfer or appropriate assurance thereof, Messrs. Engle and Coyne shall be entitled to all rights and privileges as owner of each such Distribution and may withhold the entire purchase price of the Shares tendered hereby or deduct from such purchase price the amount or value of such Distribution as determined by Messrs. Engle and Coyne in their sole discretion.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, personal representatives, trustees in bankruptcy, successors and assigns of the undersigned. This tender is irrevocable; provided that the Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the expiration of the Offer to Purchase and, unless theretofore accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time after the expiration of the Offer to Purchase subject to the withdrawal rights set forth in Article IV of the Offer to Purchase.

The undersigned understands that the valid tender of the Shares pursuant to any one of the procedures described in Article III of the Offer to Purchase and in the Instructions hereto will constitute a binding agreement between the undersigned and Messrs. Engle and Coyne upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms or conditions of any such extension or amendment). The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, Messrs. Engle and Coyne may not be required to accept for payment any of the Shares tendered hereby.

Unless otherwise indicated under Special Payment Instructions, please issue the check for the purchase price of all Shares purchased and/or return any certificates for any Shares not tendered or accepted for payment in the name(s) of the registered holder(s) appearing above under Description of the Shares Tendered. Similarly, unless otherwise indicated under Special Delivery Instructions, please mail the check for the purchase price of all Shares purchased and/or return any certificates for any Shares not tendered or not accepted for payment (and any accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing above under Description of the Shares Tendered. In the event that the boxes entitled Special Payment Instructions and Special Delivery Instructions are both completed, please issue the check for the purchase price of all Shares purchased and/or return any certificates evidencing Shares not tendered or not accepted for payment (and any accompanying documents, as appropriate) in the name(s) of, and deliver such check and/or return any such certificates (and any accompanying documents, as appropriate) to, the person(s) so indicated. Unless otherwise indicated herein in the box entitled Special Payment Instructions, please credit any Shares tendered herewith by book-entry transfer that are not accepted for payment by Messrs. Engle and Coyne by crediting the account at the Book-Entry Transfer Facility designated above. The undersigned recognizes that Messrs. Engle and Coyne have no obligation pursuant to the Special Payment Instructions to transfer any Shares from the name of the registered holder thereof if Messrs. Engle and Coyne do not accept for payment any of the Shares so tendered.

SPECIAL PAYMENT INSTRUCTIONS (SEE INSTRUCTIONS 1,5,6 AND 7)

To be completed ONLY if the check for the purchase price with respect to Shares purchased is to be issued in the name of someone other than the undersigned, if certificates for any Shares not tendered or not accepted for payment are to be issued in the name of someone other than the undersigned or if any Shares tendered hereby and delivered by book-entry transfer that are not accepted for payment are to be returned by credit to an account maintained at a Book-Entry Transfer Facility other than the account indicated above.

Issue check and/or stock certificates to:

Name(s): __________________________________________________________________________
                                                                                    (PLEASE PRINT)

Address: __________________________________________________________________________

__________________________________________________________________________________
                                                                                 (INCLUDE ZIP CODE)

(TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER)
(SEE SUBSTITUTE FORM W-9)

☐ Credit Shares delivered by book-entry transfer and not purchased to the Book-Entry Transfer Facility account.

__________________________________________________________________________________
(ACCOUNT NUMBER)

SPECIAL DELIVERY INSTRUCTIONS (SEE INSTRUCTIONS 1,5,6 AND 7)

To be completed ONLY if certificates for any Shares not tendered or not accepted for payment and/or the check for the purchase price of any Shares accepted for payment is to be sent to someone other than the undersigned or to the undersigned at an address other than that shown under Description of the Shares Tendered.

Mail check and/or stock certificates to:

Name(s): __________________________________________________________________________
                                                                                        (PLEASE PRINT)

Address: __________________________________________________________________________

__________________________________________________________________________________
                                                                                     (INCLUDE ZIP CODE)

(TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER)
(SEE SUBSTITUTE FORM W-9 INCLUDED HEREIN)

IMPORTANT SHAREHOLDERS SIGN HERE AND COMPLETE SUBSTITUTE FORM W-9 INCLUDED HEREIN

SIGN HERE ___________________________________________________________ SIGN HERE

_________________________________________________________________________________
                                                                    (SIGNATURE(S) OF OWNER(S))

Name(s): __________________________________________________________________________
                                                                              (PLEASE PRINT)

Name of Firm: ____________________________________________________________________
                                                                             (PLEASE PRINT)

Capacity (full title): __________________________________________________________
                                                                         (SEE INSTRUCTION 5)

Address: ___________________________________________________________________
                                                                         (INCLUDE ZIP CODE)

Area Code and Telephone Number: _____________________________________________

Taxpayer Identification or Social Security Number: _________________________________
(SEE SUBSTITUTE FORM W-9)

Dated:   _________________________, 2004

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.)

GUARANTEE OF SIGNATURES (SEE INSTRUCTIONS 1 AND 5) FOR USE BY FINANCIAL INSTITUTIONS ONLY. FINANCIAL INSTITUTIONS: PLEASE MEDALLION GUARANTEE IN SPACE BELOW.

Authorized Signature(s): ______________________________________________________

Name(s): __________________________________________________________________________
                                                                                                     (PLEASE PRINT)

Name of Firm: ____________________________________________________________________
                                                                                                    (PLEASE PRINT)

Address: ___________________________________________________________________
                                                                                                (INCLUDE ZIP CODE)

Area Code and Telephone Number: _____________________________________________

Dated: ______________________, 2004

Certify If Certificate(s) Are Lost

☐Check here if certificate(s) representing the following shares of Semele Group, Inc. common stock has/have been lost, destroyed, or mutilated (See Instruction 11):

Certificate Number(s): _______________________ Shares: ___________________________

(1)   I hereby certify that: (a) I have made or caused to be made a diligent search for such stock certificate(s) and have been unable to find or recover it/them; (b) I have not sold, assigned, pledged, transferred, deposited under any agreement, or hypothecated the shares of Semele Group, Inc. common stock represented by such stock certificate(s), or any interest therein, or assigned any power of attorney or other authorization respecting the same that is now outstanding and in force, or otherwise disposed of such stock certificate(s); and (c) no person, firm, corporation, agency, or government, other than me, has or has asserted any right, title, claim, equity, or interest in, to, or respecting such shares of Semele Group, Inc. common stock.

(2)   Please issue a replacement stock certificate(s). In consideration of the issuance of a replacement certificate(s), I hereby agree to indemnify and hold harmless Semele Group, Inc., and any person, firm, or corporation now or hereafter acting as Semele Group, Inc.’s transfer agent, exchange agent, registrar, trustee, depository, redemption, fiscal, or paying agent, or in any other capacity, and also any successors in any such capacities, and their respective subsidiaries, affiliates, heirs, successors, and assigns, from and against any and all liability, loss, damage, and expense in connection with, or arising out of, their compliance with my request herein.

(3)   1 also agree, in consideration of compliance with the foregoing request, to surrender immediately to Semele Group, Inc. and/or its agents/successor, the lost stock certificate(s) should it/they hereafter come into my possession or control.

_________________________________    ________________________________, 2004
Signature                    Date

_________________________________    ________________________________, 2004
Signature                    Date

_________________________________    ________________________________, 2004
Signature                    Date

STATE OF   )
   )   ss.
COUNTY OF   )

I,_______________, a Notary Public, do hereby certify that on the day of ______________, 2004, personally appeared before me ___________________, known to me to be the persons whose name(s) is/are subscribed to the foregoing instrument, who, being by me first duly sworn, declared that the statements contained therein are true and that he/she/they signed said instrument for the purposes, in the capacity, and for consideration therein expressed.

_____________________________________

(Notary: Please modify if necessary to conform to your state law or attach an alternative form.)

INSTRUCTIONS
FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.   GUARANTEE OF SIGNATURES. No signature guarantee is required on this Letter of Transmittal (a) if this Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in any of the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered herewith, and such registered holder(s) has not completed either the box entitled Special Payment Instructions or the box entitled Special Delivery Instructions on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. An Eligible Institution is a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other Eligible Guarantor Institution, as such term is defined in Rule 17 Ad-15 under the Exchange Act. In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

2.   REQUIREMENTS OF TENDER. This Letter of Transmittal is to be completed by shareholders of Semele Group, Inc. either if certificates are to be forwarded herewith or, unless an Agent’s Message is utilized, if delivery of the Shares is to be made by book-entry transfer pursuant to the procedures set forth herein and in Article III of the Offer to Purchase. For a shareholder validly to tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees or an Agent’s Message (in connection with book-entry transfer of the Shares) and any other required documents, must be received by Messrs. Engle and Coyne at their address set forth herein prior to the expiration of the Offer to Purchase and either (i) certificates for tendered Shares must be received by Messrs. Engle and Coyne prior to the expiration of the Offer or (ii) Shares must be delivered pursuant to the procedures for book-entry transfer set forth herein and in Article III of the Offer to Purchase and a Book-Entry Confirmation must be received by Messrs. Engle and Coyne prior to the expiration of the Offer or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth herein and in Article III of the Offer to Purchase.

Shareholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to Messrs. Engle and Coyne prior to the expiration of the Offer to Purchase or who cannot comply with the procedure for book-entry transfer on a timely basis may tender their Shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth herein and in Article III of the Offer to Purchase.

Pursuant to such guaranteed delivery procedures, (i) such tender must be made by or through an Eligible Institution, (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Messrs. Engle and Coyne, must be received by the Messrs. Engle and Coyne prior to the expiration of the Offer to Purchase and (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message, and any other required documents must be received by the Messrs. Engle and Coyne within three trading days after the date of execution of such Notice of Guaranteed Delivery. A trading day is any day on which the Nasdaq Small Cap Market is open for business.

An Agent’s Message is a message transmitted by the Book-Entry Transfer Facility to, and received by, Messrs. Engle and Coyne and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Messrs. Engle and Coyne may enforce such agreement against the participant. The signatures on this Letter of Transmittal cover the Shares tendered hereby.

THE METHOD OF DELIVERY OF THE SHARES, THIS LETTER OF TRANSMITTAL
AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH
THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF
THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED
ONLY WHEN ACTUALLY RECEIVED BY MESSRS. ENGLE AND COYNE (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHAREHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased. All tendering shareholders, by executing this Letter of Transmittal (or a manually signed facsimile thereof, waive any right to receive any notice of acceptance of their Shares for payment.

3.   INADEQUATE SPACE. If the space provided herein under Description of Shares Tendered is inadequate, the number of Shares tendered and the certificate numbers with respect to such Shares should be listed on a separate signed schedule attached hereto.

4.   PARTIAL TENDERS (NOT APPLICABLE TO SHAREHOLDERS WHO TENDER BY BOOK-ENTRY TRANSFER). If fewer than all the Shares evidenced by any certificate delivered to Messrs. Engle and Coyne herewith are to be tendered hereby, fill in the number of Shares that are to be tendered in the box entitled Number of Shares Tendered. In any such case, new certificate(s) for the remainder of the Shares that were evidenced by the old certificates will be sent to the registered holder, unless otherwise provided in the appropriate box on this Letter of Transmittal, as soon as practicable after the expiration or the termination of the Offer. All Shares represented by certificates delivered to Messrs. Engle and Coyne will be deemed to have been tendered unless otherwise indicated.

5.   SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever, If any of the Shares tendered hereby are held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

If any of the tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

If this Letter of Transmittal or any stock certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Messrs. Engle and Coyne of the authority of such person to so act must be submitted. If this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment or certificates for any Shares not tendered or not accepted for payment are to be issued in the name of a person other than the registered holder(s). Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution.

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares evidenced by certificates listed and transmitted hereby, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates. Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution.

6.   STOCK TRANSFER TAXES. Except as otherwise provided in this Instruction 6, Messrs. Engle and Coyne will pay all stock transfer taxes with respect to the transfer and sale of any Shares to them or their order pursuant to the Offer. If, however, payment of the purchase price of any Shares purchased is to be made to, or if certificates for any Shares not tendered or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Shares purchased unless evidence satisfactory to Messrs. Engle and Coyne of the payment of such taxes, or exemption therefrom, is submitted.

Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the certificates evidencing the Shares tendered hereby.

7.   SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check for the purchase price of any Shares accepted for payment is to be issued in the name of, and/or certificates for any Shares not accepted for payment or not tendered are to be issued in the name of and/or returned to, a person other than the signer of this Letter of Transmittal or if a check is to be sent, and/or such certificates are to be returned, to a person other than the signer of this Letter of Transmittal, or to an address other than that shown above, the appropriate boxes on this Letter of Transmittal should be completed. Any shareholder(s) delivering Shares by book-entry transfer may request that Shares not purchased be credited to such account maintained at the Book-Entry Transfer Facility as shareholder(s) may designate in the box entitled Special Payment Instructions. If no such instructions are given, any such Shares not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated above as the account from which such Shares were delivered.

8.   BACKUP WITHHOLDING. Under Federal income tax law, a shareholder whose tendered shares are accepted for payment is required, unless an exemption applies, to provide Messrs. Engle and Coyne (as payer) with such shareholder’s correct taxpayer identification number (TIN) on Substitute Form W-9 below in order to avoid “backup withholding” of Federal income tax on payments of cash pursuant to the Offer. In addition, the shareholder must certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a tendering shareholder is subject to backup withholding, such shareholder must cross out item (2) of the Certification box on the Substitute Form W-9. If such shareholder is an individual, the taxpayer identification number is his Social Security number.

The tendering shareholder should indicate in Part 3 of the Substitute Form W-9 if the tendering shareholder has not been issued a TIN and has applied for or intends to apply for a TIN in the near future, in which case the tendering shareholder should complete the Certificate of Awaiting Taxpayer Identification Number below. If the shareholder has indicated in Part 3 that a TIN has been applied for and Messrs. Engle and Coyne are not provided a TIN within 60 days, Messrs. Engle and Coyne will withhold 28% of all cash payments, if any, made thereafter pursuant to the Offer until a TIN is provided to Messrs. Engle and Coyne.

If Messrs. Engle and Coyne are not provided with the correct taxpayer identification number or the certifications described above, the shareholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments of cash to such shareholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding of 28%.

Backup withholding is not an additional income tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder upon filing an income tax return.

The shareholder is required to give Messrs. Engle and Coyne the TIN (i.e., Social Security number or employer identification number) of the record owner of the Shares. If the Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign shareholders should complete and sign the main signature form and a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, signed under penalties of perjury, attesting to that individual’s exempt status, in order to avoid backup withholdings. A copy of Form W-8BEN may be obtained from Messrs. Engle and Coyne. Exempt shareholders, other than foreign individuals, should furnish their TIN, write Exempt in Part 2 of the Substitute Form W-9 below, and sign, date and return the Substitute Form W-9 to Messrs. Engle and Coyne. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for more instructions.

9.   REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions and requests for assistance and requests for additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent at its address and phone number set forth below. You may also contact your broker, dealer, commercial bank or trust companies or other nominee for assistance concerning the Offer.

10.   WAIVER OF CONDITIONS. Subject to the Offer to Purchase, Messrs. Engle and Coyne reserve the absolute right in their sole discretion to waive, at any time or from time to time, any of the specified conditions of the Offer, in whole or in part, in the case of any Shares tendered.

11.   LOST, DESTROYED OR STOLEN CERTIFICATES. If any certificate(s) representing Shares has been lost, destroyed or stolen, the shareholder should promptly notify Messrs. Engle and Coyne by checking the box immediately preceding the special payment/special delivery instructions and indicating the number of Shares lost. THE SHAREHOLDER WILL THEN BE INSTRUCTED AS TO THE STEPS THAT MUST BE TAKEN IN ORDER TO REPLACE THE CERTIFICATE(S). THIS LETTER OF TRANSMITTAL AND RELATED DOCUMENTS CANNOT BE PROCESSED UNTIL THE PROCEDURES FOR REPLACING LOST, DESTROYED OR STOLEN CERTIFICATES HAVE BEEN FOLLOWED.

IMPORTANT:

TO TENDER SHARES PURSUANT TO THE OFFER, THIS LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE HEREOF) TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES, OR, IN THE CASE OF A BOOK-ENTRY TRANSFER, AN AGENT’S MESSAGE, AND ANY OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY MESSRS. ENGLE AND COYNE PRIOR TO THE EXPIRATION DATE, AND EITHER CERTIFICATES FOR TENDERED SHARES MUST BE RECEIVED BY MESSRS. ENGLE AND COYNE OR SHARES MUST BE DELIVERED PURSUANT TO THE PROCEDURES FOR BOOK-ENTRY TRANSFER, IN EACH CASE PRIOR TO THE EXPIRATION DATE, OR THE TENDERING SHAREHOLDERS MUST COMPLY WITH THE PROCEDURES FOR GUARANTEED DELIVERY.

IMPORTANT TAX INFORMATION

PURPOSE OF SUBSTITUTE FORM W-9

To prevent backup withholding on payments that are made to a shareholder with respect to Shares purchased pursuant to the Offer, the shareholder is required to notify Messrs. Engle and Coyne of such shareholder’s correct taxpayer identification number by completing the form contained herein certifying that the taxpayer identification number provided on Substitute Form W-9 is correct (or that such shareholder is awaiting a taxpayer identification number).

WHAT NUMBER TO GIVE MESSRS. ENGLE AND COYNE

The shareholder is required to give Messrs. Engle and Coyne the Social Security number or employer identification number of the record owner of the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

SUBSTITUTE	Payor’s Name: Part 1 - PLEASE PROVIDE YOUR TIN IN THE BOX BELOW AND CERTIFY BY SIGNING AND DATING BELOW.

FORM W-9 DEPARTMENT OF THE TREASURY INTERNAL REVENUE SERVICES	NAME: __________________________________ __________________________________________ Business Name

PAYOR’S REQUEST FOR TAXPAYER IDENTIFICATION NUMBER (TIN)	Please check appropriate box Individual/Sole Proprietor☐ Corporation☐ Partnership☐ Other☐ __________________________________________ Address
PART 2 — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below and complete as instructed therein.
Exempt: ☐

PART 3—CERTIFICATION—UNDER PENALTIES OF PERJURY, I CERTIFY THAT:

1.   The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me);

2.   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service, also known as the IRS, that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

3.   I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS—You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you were no longer subject to backup withholding, do not cross out item (2). (Also see the instructions in the enclosed guidelines.)

Signature: __________________________     PART 4 - AWAITING TIN ☐
      Please complete the Certificate of
Date:   _____________________________   Awaiting Taxpayer Identification Number below.

NOTE:   FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO AN OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED PART 4 OF THE SUBSTITUTE FORM W-9 AND ARE AWAITING YOUR TIN.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalty of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future, I understand that if I do not provide a taxpayer identification number by the time of payment, 28% of all payments to be made to me thereafter will be withheld until I provide a number.

Signature: ____________________________   Date: ____________________________, 2004

MANUALLY SIGNED FACSIMILE COPIES OF THE LETTER OF TRANSMITTAL WILL BE ACCEPTED. THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY EACH SHAREHOLDER OF SEMELE GROUP, INC. OR SUCH SHAREHOLDER’S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO MR. JAMES COYNE AT THE ADDRESS SET FORTH ON THE FIRST PAGE.

Questions and requests for assistance may be directed to the Information Agent and requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent at its telephone number and location listed below, and will be furnished promptly at Messrs. Engle and Coyne’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Information Agent for the offer is:

THE ALTMAN GROUP, INC.

1275 Valley Brook Avenue
Lyndhurst, NJ 07071
Call Toll-Free: (866) 467-7699

EXHIBIT (a)(1)(iii)

NOTICE OF GUARANTEED DELIVERY

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO THE ACTION TO BE TAKEN, YOU SHOULD SEEK YOUR OWN FINANCIAL ADVICE IMMEDIATELY FROM YOUR OWN APPROPRIATELY AUTHORIZED INDEPENDENT FINANCIAL ADVISOR. IF YOU HAVE SOLD OR TRANSFERRED ALL OF YOUR REGISTERED HOLDINGS OF SHARES OF COMMON STOCK OF SEMELE GROUP, INC., PLEASE FORWARD THIS DOCUMENT AND ALL ACCOMPANYING DOCUMENTS TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED.

NOTICE OF GUARANTEED DELIVERY

TO TENDER SHARES OF COMMON STOCK

PAR VALUE $0.10 PER SHARE

OF

SEMELE GROUP, INC.

PURSUANT TO THE OFFER TO PURCHASE BY

GARY D. ENGLE AND JAMES A. COYNE

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THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 28, 2004, UNLESS THE OFFER IS EXTENDED.

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As set forth under Article III of the Offer to Purchase, this form (or a facsimile hereof) must be used to accept the Offer if (i) certificates representing shares of Common Stock, par value $0.10 per share, of Semele Group, Inc., a Delaware corporation, are not immediately available; (ii) the procedure for book-entry transfer cannot be completed on a timely basis; or (iii) time will not permit certificates representing shares and any other required documents to reach Messrs. Engle and Coyne prior to the Expiration Date (as defined in the Offer to Purchase). This Notice of Guaranteed Delivery may be delivered by hand, or transmitted by, facsimile transmission or mail to Mr. James A. Coyne in the form set forth herein. See the guaranteed delivery procedures described under Article III of the Offer to Purchase.

TO:

Mr. James A. Coyne

BY MAIL, OVERNIGHT DELIVERY, OR BY HAND:

c/o Semele Group, Inc.
200 Nyala Farms
Westport, Connecticut 06880
FOR FACSIMILE TRANSMISSION

(203) 341-9988

TO CONFIRM FACSIMILE TRANSMISSION ONLY:

(203) 341-0555

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE TRANSMISSION TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

THIS FORM IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN “ELIGIBLE INSTITUTION” UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

The undersigned hereby tenders to Messrs. Gary D. Engle and James A. Coyne upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2004 and the related Letter of Transmittal, receipt of which is hereby acknowledged, the number of shares set forth below pursuant to the guaranteed delivery procedures set forth in Article III of the Offer to Purchase.

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Signature(s):___________________________________________________________

Name(s) of Record Holder(s):__________________________________________________

__________________________________________________________________________

Number of Shares:___________________________________________________________

Certificate Number(s) (If Available):_____________________________________________

Dated:________________________, 2004

Address(es):_________________________________________________________________

                                                            (INCLUDE ZIP CODE)

Area Code and Telephone(s):____________________________________________________

____________________________________________________________________________

Taxpayer Identification or Social Security Number:__________________
Check box if Shares will be tendered by book-entry transfer: [ ]

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THE GUARANTEE ON THE FOLLOWING PAGE MUST BE COMPLETED

GUARANTEE

(NOT TO BE USED FOR SIGNATURE GUARANTEES)

The undersigned, a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, the Stock Exchange Medallion Program or an “Eligible Guarantor Institution” as such term is defined in Rule 17Ad-l5 under the Securities Exchange Act of 1934, as amended, hereby (a) represents that the above named person(s) “own(s)” the shares tendered hereby within the meaning of Rule 14e-4 under the Securities Exchange Act of 1934, as amended (“Rule 14e-4”), (b) represents that such tender of shares complies with Rule 14e-4 and (c) guarantees to deliver to Mr. James A. Coyne certificates representing the shares tendered hereby, in proper form for transfer, or confirmation of book-entry transfer of such shares into Messrs. Engle and Coyne’s account at The Depository Trust Company, in each case with delivery of a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase), and any other required documents, within three Nasdaq SmallCap Market trading days after the date hereof.

Name of Firm:_____________________________________________________________

Address:__________________________________________________________________

                                                         (INCLUDE ZIP CODE)

Area Code and Telephone No.:________________________________________________

Authorized Signature:_______________________________________________________

Name:____________________________________________________________________
                      (PLEASE PRINT OR TYPE)

Title:_____________________________________________________________________

Date:_____________________________________________________________________

NOTE:   DO NOT SEND CERTIFICATES FOR THE SHARES WITH THIS NOTICE. CERTIFICATES SHOULD BE SENT ONLY WITH YOUR LETTER OF TRANSMITTAL.

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EXHIBIT (a)(1)(iv)

OFFER TO PURCHASE FOR CASH

ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK

OF

SEMELE GROUP, INC.

AT $1.40 PER SHARE OF COMMON STOCK

BY

GARY D. ENGLE

AND

JAMES A. COYNE

THE OFFER TO PURCHASE AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 28, 2004, UNLESS THIS OFFER IS EXTENDED AT THE DISCRETION OF MESSRS. GARY D. ENGLE AND JAMES A. COYNE.

                                                                           July 29, 2004

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have commenced an offer to purchase any and all outstanding shares of Company Common Stock, par value $0.10 per share, of Semele Group, Inc., a Delaware corporation, for $1.40 per share of Company Common Stock, to the tendering shareholders in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2004, and the related Letter of Transmittal, enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold shares of Company Common Stock registered in your name or in the name of your nominee.

THIS OFFER TO PURCHASE MAY BE TERMINATED UPON, AMONG OTHER THINGS: (I) ANY INSTITUTED OR PENDING ACTION OR PROCEEDING BEFORE ANY DOMESTIC COURT, GOVERNMENT OR GOVERNMENTAL ENTITY, OTHER THAN BY THE COMPANY, A SHAREHOLDER OF THE COMPANY OR ANY PERSON AFFILIATED WITH THE COMPANY, (A) CHALLENGING OR SEEKING TO MAKE ILLEGAL, TO DELAY MATERIALLY OR OTHERWISE TO RESTRAIN OR PROHIBIT THE MAKING OF THIS OFFER TO PURCHASE, THE ACCEPTANCE FOR PAYMENT OF OR PAYMENT FOR SOME OF OR ALL THE SHARES BY US OR THE CONSUMMATION OF THE REVERSE STOCK SPLIT, (B) SEEKING TO PROHIBIT OR IMPOSE MATERIAL LIMITATIONS ON OUR ABILITY TO EFFECTIVELY EXERCISE FULL RIGHTS OF OWNERSHIP OF OUR SHARES OF COMMON STOCK OF THE COMPANY OR SEEKING TO PROHIBIT US FROM EFFECTIVELY CONTROLLING IN ANY MATERIAL RESPECT THE BUSINESS AND OPERATIONS OF THE COMPANY, (C) SEEKING TO REQUIRE DIVESTITURE OF ANY OF OUR SHARES OF COMMON STOCK OF THE COMPANY OR SEEKING TO OBTAIN FROM THE COMPANY OR US, BY REASON OF ANY OF THE TRANSACTIONS CONTEMPLATED BY THAT CERTAIN AGREEMENT ANY DAMAGES THAT ARE MATERIAL TO US OR THE COMPANY, OR (D) THAT OTHERWISE, IN OUR REASONABLE JUDGMENT, IS LIKELY TO MATERIALLY ADVERSELY AFFECT US OR THE COMPANY, PROVIDED THAT, IN ANY SUCH CASE, WE SHALL HAVE USED OUR COMMERCIALLY REASONABLE EFFORTS TO DEFEAT OR HAVE VACATED SUCH ACTION OR PROCEEDING AND SHALL HAVE FAILED TO DO SO; (II) ANY ACTION TAKEN, OR ANY STATUTE, RULE, REGULATION, INJUNCTION, INTERPRETATION, JUDGMENT, ORDER OR DECREE ENACTED, ENFORCED, PROMULGATED, ISSUED OR DEEMED APPLICABLE TO US, THE COMPANY, THIS OFFER TO PURCHASE OR THE REVERSE STOCK SPLIT, BY ANY COURT, GOVERNMENT OR GOVERNMENTAL ENTITY; (III) THE COMPANY SHALL HAVE BREACHED OR FAILED TO PERFORM IN ANY MATERIAL RESPECT ANY OF ITS COVENANTS OR AGREEMENTS UNDER THAT CERTAIN AGREEMENT WITH THE COMPANY, OR ANY OF THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY SET FORTH IN THAT CERTAIN AGREEMENT SHALL NOT BE TRUE AND CORRECT; OR (IV) A TENDER OFFER OR EXCHANGE OFFER FOR MORE THAN 50% OF THE ISSUED AND OUTSTANDING SHARES OF THE COMMON STOCK OF THE COMPANY SHALL HAVE BEEN MADE OR PUBLICLY PROPOSED BY A THIRD PARTY FOR A PRICE IN EXCESS OF $1.40. THIS OFFER TO PURCHASE IS ALSO SUBJECT TO OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE ARTICLE XII OF THE OFFER TO PURCHASE, WHICH SETS FORTH IN FULL THE CONDITIONS TO THE OFFER.

For your information and for forwarding to your clients for whom you hold shares of Company Common Stock registered in your name or in the name of your nominee, we are enclosing the following documents:

1.   Offer to Purchase, dated July 29, 2004;

2.   Letter of Transmittal for your use in accepting the Offer and tendering shares of Company Common Stock and for the information of your clients;

3.   Notice of Guaranteed Delivery to be used to accept the Offer if the shares of Company Common Stock and all other required documents are not immediately available or cannot be delivered to us prior to the expiration of the Offer to Purchase;

4.   A letter from us to shareholders of the Company.

5.   A letter which may be sent to your clients for whose accounts you hold shares of Company Common Stock registered in your name or in the name of the nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

6.   Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 28, 2004, UNLESS THE OFFER IS EXTENDED.

In all cases, payment for shares of Company Common Stock accepted for payment pursuant to the Offer will be made only after timely receipt by us of (i) certificates evidencing such shares of Company Common Stock or timely confirmation of a book-entry transfer of such shares of Company Common Stock into our account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase); (ii) a Letter of Transmittal (or manually signed facsimile thereof) properly completed and duly executed with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase); and (iii) any other documents required under the Letter of Transmittal.

If holders of shares of Company Common Stock wish to tender, but it is impracticable for them to forward their certificates or other required documents prior to the expiration of the Offer to Purchase, a tender may be effected by following the guaranteed delivery procedure described in Article III of the Offer to Purchase.

We will not pay any fees or commission to any broker, dealer or other person in connection with the solicitation of tenders of shares of Company Common Stock pursuant to the Offer to Purchase. However, we will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. We will pay or cause to be paid any stock transfer taxes payable with respect to the transfer of shares of Company Common Stock to us, except as otherwise provided in the instructions of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent at its address and telephone number set forth on the back cover page of the Offer to Purchase. Additional copies of the enclosed material may be obtained from the Information Agent, at the address and telephone number set forth on the back cover page of the Offer to Purchase.

Very truly yours,

__________________
Gary D. Engle

__________________
James A. Coyne

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF MESSRS. ENGLE AND COYNE, THE COMPANY OR THE INFORMATION AGENT, OR OF ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THE FOREGOING IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED HEREIN.

EXHIBIT (a)(1)(v)

OFFER TO PURCHASE FOR CASH
ANY AND ALL OUTSTANDING SHARES OF COMMON STOCK
OF
SEMELE GROUP, INC.
AT $1.40 PER SHARE OF COMMON STOCK
BY
GARY D. ENGLE AND JAMES A. COYNE

THE OFFER TO PURCHASE AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 28, 2004, UNLESS THIS OFFER IS EXTENDED AT THE DISCRETION OF MESSRS. GARY D. ENGLE AND JAMES A. COYNE.

                                                                       July 29, 2004

To Clients:

Enclosed for your consideration is an Offer to Purchase dated July 29, 2004 and the related Letter of Transmittal in connection with the offer by Messrs. Gary D. Engle and James A. Coyne to purchase any and all outstanding shares of Company Common Stock, par value $0.10 per share, of Semele Group, Inc., a Delaware corporation, for $1.40 per share of Company Common Stock, to the tendering shareholders in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 29, 2004, and the related Letter of Transmittal, enclosed herewith.

WE ARE (OR OUR NOMINEE IS) THE HOLDER OF RECORD SHARES HELD FOR YOUR ACCOUNT. A TENDER OF SUCH COMPANY COMMON STOCK CAN BE MADE BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER YOUR SHARES HELD BY US FOR YOUR ACCOUNT.

We request instructions as to whether you wish to have us tender on your behalf any or all shares of Company Common Stock held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

Your attention is directed to the following:

1.   The offer price is $1.40 per share of Company Common Stock, in cash, without interest thereon.

2.   The Offer is being made for any and all of the outstanding shares of Company Common Stock not owned by Messrs. Engle and Coyne or their affiliates.

3.   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, SEPTEMBER 28, 2004, UNLESS THE OFFER IS EXTENDED.

4.   The Offer to Purchase may be terminated upon, among other things: (i) any instituted or pending action or proceeding before any domestic court, government or governmental entity, other than by the Company, a shareholder of the Company or any person affiliated with the Company, (a) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the making of this Offer to Purchase, the acceptance for payment of or payment for some of or all the shares by Messrs. Engle or Coyne or the consummation of the reverse stock split, (b) seeking to prohibit or impose material limitations on Messrs. Engle and Coyne’s ability to effectively exercise full rights of ownership of their shares of common stock of the Company or seeking to prohibit them from effectively controlling in any material respect the business and operations of the Company, (c) seeking to require divestiture of any of Messrs. Engle and Coyne’s shares of common stock of the Company or seeking to obtain from the Company or us, by reason of any of the transactions contemplated by that certain agreement any damages that are material to Messrs. Engle and Coyne or the Company, or (d) that otherwise, in our reasonable judgment, is likely to materially adversely affect Messrs. Engle or Coyne or the Company, provided that, in any such case, Messrs. Engle and Coyne shall have used their commercially reasonable efforts to defeat or have vacated such action or proceeding and shall have failed to do so; (ii) any action taken, or any statute, rule, regulation, injunction, interpretation, judgment, order or decree enacted, enforced, promulgated, issued or deemed applicable to Messrs. Engle or Coyne, the Company, this Offer to Purchase or the reverse stock split, by any court, government or governmental entity; (iii) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under that certain agreement with the Company, or any of the representations and warranties of the Company set forth in that certain agreement shall not be true and correct; or (iv) a tender offer or exchange offer for more than 50% of the issued and outstanding shares of the common stock of the Company shall have been made or publicly proposed by a third party for a price in excess of $1.40. The Offer to Purchase is also subject to other conditions contained in the Offer to Purchase. See Article XII of the Offer to Purchase, which sets forth in full the conditions to the offer.

5.   UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE OF THE TENDERED SHARES BE PAID BY MESSRS. ENGLE AND COYNE, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

The Offer is being made only by the Offer to Purchase and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of the shares of Company Common Stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of Company Common Stock in any jurisdiction where the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

If you wish to have us tender any or all of the shares of Company Common Stock held by us for your account, please so instruct us by completing, executing, and returning to us the instruction form set forth herein. If you authorize the tender of your shares of Company Common Stock, all such Company Common Stock will be tendered unless otherwise specified below. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER TO PURCHASE.

INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK

OF

SEMELE GROUP, INC.

BY

GARY D. ENGLE AND JAMES A. COYNE

The undersigned acknowledge(s) receipt of your letter, the enclosed Offer to Purchase, dated July 29, 2004, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the Offer) in connection with the Offer by Messrs. Engle and Coyne, to purchase all outstanding shares of common stock, par value $0.10 per share of Semele Group, Inc., at $1.40 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase.

This will instruct you to tender to Messrs. Engle and Coyne the number of shares of Common Stock of Semele Group, Inc. indicated below (or, if no number is indicated below, all Shares) which are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Number of Shares to be Tendered*:
___________________________ shares of Common Stock of Semele Group, Inc.
Account No.: ___________________________
Dated: _________________________________

SIGNATURE(S)

PLEASE TYPE OR PRINT NAME(S)

PLEASE TYPE OR PRINT ADDRESS

AREA CODE AND TELEPHONE NUMBER

TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NUMBER

* Unless otherwise indicated, it will be assumed that all shares of Company Common Stock held by us for your account are to be tendered.

EXHIBIT (a)(1)(vi)

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYOR. Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payor.

	FOR THIS TYPE OF ACCOUNT	GIVE THE NAME AND TAXPAYER IDENTIFICATION NUMBER

1.	An individual's account	The individual

2.	Two or more individuals (joint account)	The actual owner of account or, if combined funds, any one of the individuals (1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)

4.	a. The usual revocable savings trust account (grantor is also trustee)	The grantor- trustee (1)

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner (1)

5.	Sole proprietorship or single-owner LLC	The owner (3)

	FOR THIS TYPE OF ACCOUNT	GIVE THE NAME AND EMPLOYEE IDENTIFICATION NUMBER

6.	A valid trust, estate, or pension trust	The legal entity (4)

7.	Corporate account	The corporation

8.	Association, club, religious, charitable, educational or other tax-exempt organization	The organization

9.	Partnership account or multi-member LLC	The partnership or LLC

10.	A broker or registered nominee	The broker or nominee

11.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's social security number.
(3) Show the name of the owner. Owner may use either owner's social security number or owner's employer identification number.
(4) List first and circle the name of the legal trust, estate or pension trust. (Do not furnish identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)
NOTE: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Obtaining a Number:

If you do not have a taxpayer identification number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service (the "IRS") and apply for a number.

Payees Exempt from Backup Withholding:

The following is a list of payees exempt from backup withholding:
1.   An organization exempt from tax under section 501(a), or an IRA, or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).
2.   The United States or any of its agencies or instrumentalities.
3.   A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
4.   A foreign government or any of its political subdivisions, agencies or instrumentalities.
5.   An international organization or any of its agencies or instrumentalities.
The following is a list of payees that may be exempt fro backup withholding:
6.   A foreign central bank of issue.
7.   A corporation.
8.   A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
9.   A futures commission merchant registered with the Commodity Futures Trading Commission.
10.   A real estate investment trust.
11.   An entity registered at all times during the tax year under the Investment Company Act of 1940.
12.   A common trust fund operated by a bank under Section 584(a).
13.   A financial institution.
14.   A middleman known in the investment community as a nominee or custodian.
15.   A trust exempt from tax under Section 664 or described in Section 4947.

For interest and dividends, all listed payees are exempt except the payee in item (9). For broker transactions, payees listed in items (1) through (13) and a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7). Unless otherwise indicated, all "Section" references are to Sections of the Internal Revenue Code of 1986, as amended (the "Code").

PAYMENTS OF DIVIDENDS AND PATRONAGE DIVIDENDS NOT GENERALLY SUBJECT TO BACKUP WITHHOLDING INCLUDE THE FOLLOWING:

•   Payments to nonresident aliens subject to withholding under Section 1441.
•   Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
•   Payments of patronage dividends where the amount received is not paid in money.
•   Payments made by certain foreign organizations.
•   Section 404(k) distributions made by an ESOP.

Payments of Interest Not Generally Subject to Backup Withholding Include the Following:

•   Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of your trade or business and you have not provided your correct taxpayer identification number to the payor.
•   Payments of tax-exempt interest (including exempt-interest dividends under section 852).
•   Payments described in section 6049(b)(5) to non-resident aliens.
•   Payments on tax-free covenant bonds under section 1451.
•   Payments made by certain foreign organizations.
•   Payments of mortgage or student loan interest to you.

Exempt payees described above should file Substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYOR; FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER; WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYOR. IF YOU ARE A NON-RESIDENT ALIEN OR A FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, FILE WITH PAYOR THE APPROPRIATE COMPLETED INTERNAL REVENUE SERVICE FORM W-8.

Certain payments other than interest, dividends and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see Sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N of the Code and the Treasury regulations promulgated thereunder.

Privacy Act Notice. Section 6109 requires most recipients of dividend, interest, or other payments to give their correct taxpayer identification numbers to payors who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to verify the accuracy of tax returns. The IRS also may provide this information to the Department of Justice for civil and criminal litigation and to cities, states, and the District of Columbia to carry out their tax laws. Payors must be given the numbers whether or not recipients are required to file tax returns. Payors must generally withhold tax from payments of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payor. The current rate of such withholding tax is 28%. Certain penalties may also apply.

Penalities:

(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER -- If you fail to furnish your correct taxpayer identification number to a payor, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING -- If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION -- Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.